Execution Version

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DELTA NATURAL GAS COMPANY, INC.,

PNG COMPANIES LLC,

and

DRAKE MERGER SUB INC.

Dated: February 20, 2017

Page

ARTICLE I	THE MERGER 2

Section 1.1	The Merger 2

Section 1.2	Closing 2

Section 1.3	Effective Time 2

Section 1.4	Effects of the Merger 2

Section 1.5	Articles of Incorporation and Bylaws of the Surviving Corporation 2

Section 1.6	Directors and Officers of the Surviving Corporation 3

Section 1.7	Post-Merger Commitments 3

Section 1.8	Plan of Merger 4

ARTICLE II	EFFECT OF THE MERGER ON CAPITAL STOCK 4

Section 2.1	Effect on Capital Stock 4

Section 2.2	Exchange of Certificates 5

Section 2.3	Treatment of Equity Awards 7

Section 2.4	Termination of DRIP 9

Section 2.5	Adjustments 9

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY 10

Section 3.1	Organization, Standing and Corporate Power 10

Section 3.2	Capitalization 11

Section 3.3	Authority; Non-contravention 12

Section 3.4	Governmental Approvals 13

Section 3.5	Company SEC and Regulatory Filings 14

Section 3.6	Absence of Undisclosed Liabilities 15

Section 3.7	Absence of Certain Changes 15

Section 3.8	Legal Proceedings 16

Section 3.9	Compliance With Laws; Permits 16

Section 3.10	Tax Matters 16

Section 3.11	Employee Benefits Matters 18

Section 3.12	Environmental Matters 20

Section 3.13	Intellectual Property 22

Section 3.14	Takeover Statutes; Rights Plan 22

Section 3.15	Properties 22

Section 3.16	Contracts 23

Section 3.17	Labor 24

Section 3.18	Opinion of Financial Advisor 25

Section 3.19	Brokers and Other Advisors 25

Section 3.20	Company Shareholder Approval 25

Section 3.21	Intentionally Omitted 26

Section 3.22	Insurance 26

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 26

Section 4.1	Organization, Standing and Corporate Power 26

Section 4.2	Authority; Non-contravention 27

Section 4.3	Governmental Approvals 27

Section 4.4	Brokers and Other Advisors 28

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005522.155207/4612710.2
OMM_US:75407641.13

(continued)
Page

Section 4.5	Ownership and Operations of Merger Sub 28

Section 4.6	Sufficient Funds 28

Section 4.7	Share Ownership 28

Section 4.8	Legal Proceedings 28

Section 4.9	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans 29

ARTICLE V	COVENANTS 29

Section 5.1	Conduct of Business 29

Section 5.2	Preparation of the Proxy Statement; Shareholders Meeting 33

Section 5.3	No Solicitation; Change in Recommendation 35

Section 5.4	Reasonable Best Efforts 40

Section 5.5	Public Announcements 43

Section 5.6	Access to Information; Confidentiality 44

Section 5.7	Takeover Laws 44

Section 5.8	Indemnification and Insurance 45

Section 5.9	Transaction Litigation 46

Section 5.10	Section 16 of the Exchange Act 46

Section 5.11	Employee Matters 46

Section 5.12	Merger Sub and Surviving Corporation 49

Section 5.13	No Control of Other Party’s Business 49

Section 5.14	Stock Exchange Delisting; Exchange Act Deregistration 49

Section 5.15	Advice of Changes 49

Section 5.16	Consents relating to Company’s Existing Indebtedness 50

Section 5.17	Bank Line of Credit Termination 50

Section 5.18	Third Party Consents 50

ARTICLE VI	CONDITIONS PRECEDENT 51

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger 51

Section 6.2	Conditions to Obligations of Parent and Merger Sub 51

Section 6.3	Conditions to Obligations of the Company 52

Section 6.4	Frustration of Closing Conditions 53

ARTICLE VII	TERMINATION 53

Section 7.1	Termination 53

Section 7.2	Effect of Termination 55

Section 7.3	Termination Fee 55

ARTICLE VIII	MISCELLANEOUS 58

Section 8.1	No Survival of Representations and Warranties 58

Section 8.2	Fees and Expenses 58

Section 8.3	Amendment or Supplement 58

Section 8.4	Waiver 58

Section 8.5	Assignment 58

Section 8.6	Counterparts 59

Section 8.7	Entire Agreement; Third-Party Beneficiaries 59

Section 8.8	Governing Law; Jurisdiction 59

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(continued)
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Section 8.9	Specific Enforcement 60

Section 8.10	WAIVER OF JURY TRIAL 60

Section 8.11	Notices 61

Section 8.12	Attorneys’ Fees 62

Section 8.13	Severability 62

Section 8.14	Transfer Taxes 62

Section 8.15	Definitions 62

Section 8.16	Interpretation 72

iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into effective as of February 20, 2017, by and among PNG Companies LLC, a Delaware Limited Liability Company (“Parent”), Drake Merger Sub Inc., a Kentucky corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Delta Natural Gas Company, Inc., a Kentucky corporation (the “Company”) (Parent, Merger Sub, and Company are sometimes referred to as a “Party” or as the “Parties”).
R E C I T A L S:
A.    The Parties intend that, at the Effective Time, Merger Sub will, in accordance with the Kentucky Business Corporation Act, Kentucky Revised Statutes Chapter 271B (the “Act”), merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), on the terms and subject to the conditions set forth in this Agreement.
B.    The board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders for the Company to enter into this Agreement, (b) adopted the plan of merger set forth in this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger on the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Act), and (c) resolved to submit this Agreement to the Company’s shareholders and recommend that the Company’s shareholders approve this Agreement and the plan of merger set forth in this Agreement.
C.    The board of directors of Parent has (a) determined that it is in the best interests of Parent and its shareholders for Parent to enter into this Agreement and (b) approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger on the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Act).
D.    The board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement, (b) adopted the plan of merger set forth in this Agreement and approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the consummation of the Merger on the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Act), and (c) resolved to submit this Agreement to the Merger Sub’s sole shareholder and recommend that Parent, in its capacity as Merger Sub’s sole shareholder, approve this Agreement and the plan of merger set forth in this Agreement.
E.    Parent, as the sole shareholder of Merger Sub, has approved this Agreement by written consent.

F.    Parent, Merger Sub and the Company each make certain representations, warranties, covenants and agreements as set forth in this Agreement for purposes of the Merger.
A G R E E M E N T S:
IN CONSIDERATION of the recitals, representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Parent, Merger Sub and the Company, intending to be legally bound, agree as follows:
Article I
THE MERGER
Section 1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the Act, at the Effective Time Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (in such capacity, sometimes referred to as the “Surviving Corporation”) and shall become, as a result of the Merger, a direct, wholly-owned subsidiary of Parent.
Section 1.2    Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Stoll Keenon Ogden PLLC, 300 West Vine Street, Suite 2100, Lexington, Kentucky 40507 at 10:00 a.m. (local time) on the date that is two (2) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date and at such other time or place as agreed in writing by Company, Parent and Merger Sub (the date on which the Closing occurs is referred to herein as the “Closing Date.”)
Section 1.3    Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Surviving Corporation shall file with the Kentucky Secretary of State (the “KYSOS”) articles of merger (the “Articles of Merger”) executed in accordance with, and containing such information as is required by, KRS Section 271B.11-050 and, on or after the Closing Date, shall make all other filings or recordings required under the Act to effectuate the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the KYSOS or at such later time as is permissible under the Act and is specified in the Articles of Merger (the time the Merger becomes effective being herein referred to as the “Effective Time”).
Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger, and the applicable provisions of the Act.
Section 1.5    Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation and bylaws of the Company, in each case as in effect immediately prior to the Effective Time (the “Company Charter Documents”), shall be amended as of the Effective Time to be in the form of (except for any changes necessary to comply with Section 5.8 and, to the extent not inconsistent with any of the foregoing, such other changes as Parent deems necessary or appropriate) the articles of incorporation and bylaws of the Merger Sub as of the date hereof and as so amended shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8).
Section 1.6    Directors and Officers of the Surviving Corporation.
(a)    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
Section 1.7    Post-Merger Commitments. Parent hereby confirms that, subject to the occurrence of the Effective Time, it:
(a)    intends to maintain the Surviving Corporation’s headquarters in Winchester, Kentucky following the Closing;
(b)    intends to operate the Surviving Corporation under the name “Delta Natural Gas” and use the Company’s current logo following the Closing;
(c)    intends to maintain the Company’s historic levels of community involvement, charitable contributions, low income funding, and economic development efforts in the Company’s current operating areas; and
(d)    will provide compensation, benefits and severance protection to non-executive employees of the Company as provided in Section 5.11(a).
Parent further confirms that, prior to the Effective Time, it will enter into discussions with each of the Company’s five (5) executive officers regarding mutually agreeable terms for such executive officers to continue to provide services to the Surviving Corporation following the Effective Time, with the objective being that each executive officer would enter into a new agreement with the Surviving Corporation for the provision of services following the Effective Time, if such executive officer is willing to do so.
Section 1.8    Plan of Merger. Article I, Article II and, solely to the extent necessary under the Act, the other provisions of this Agreement shall constitute a “plan of merger” within the meaning and for the purposes of the Act.
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock of the Company (“Company Common Stock”) or any shares of common stock of Merger Sub:
(a)    Common Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.
(b)    Cancellation of Parent-Owned Stock. Any shares of Company Common Stock that are owned by Parent, Merger Sub or any of their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c)    Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Dissenting Shareholder Shares and shares to be canceled in accordance with Section 2.1(b)) shall be converted automatically into and shall thereafter represent solely the right to receive an amount in cash equal to Thirty and 50/100ths Dollars ($30.50), without interest (the “Merger Consideration”), payable in accordance with Section 2.2. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders immediately prior to the Effective Time of shares of Company Common Stock represented by certificates (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.2(b) or Section 2.3(e) (subject to any applicable withholding Tax).
(d)    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time that are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands payment of the fair value of such shares pursuant to, and complies in all respects with, the provisions of Subtitle 13 of the Act (the “Dissenting Shareholder Shares”, and each shareholder holding Dissenting Shareholder Shares, a “Dissenting Shareholder”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such Dissenting Shareholder shall be entitled to receive such consideration (and only such consideration) as may be determined to be due to such Dissenting Shareholder pursuant to Subtitle 13 of the Act (and as of the Effective Time, such Dissenting Shareholder Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Dissenting Shareholder shall cease to have any rights with respect thereto, except the rights set forth in Subtitle 13 of the Act), unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost rights to payment under Subtitle 13 of the Act. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such Dissenting Shareholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(a), subject to any applicable withholding Tax. The Company shall give Parent: (i) prompt notice of any written demands for payment of the fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Act and received by the Company relating to shareholders’ dissenters’ rights under Subtitle 13 of the Act; and (ii) the opportunity to participate in and to direct all negotiations and proceedings with respect to demands for payment of fair value under Subtitle 13 of the Act. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands for payment or settle or offer to settle any such demands for payment.
Section 2.2    Exchange of Certificates.
(a)    Paying Agent; Investment by Paying Agent of Funds. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. Parent shall deposit, or cause to be deposited, the aggregate Merger Consideration with respect to all shares of Company Common Stock (other than Dissenting Shareholder Shares, Company Restricted Shares and shares to be canceled in accordance with Section 2.1(b)) with the Paying Agent at or prior to the Effective Time. The aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to holders of shares of Company Common Stock and as reasonably directed by Parent, be invested by the Paying Agent in (i) short-term commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Paying Agent for purposes of paying the Merger Consideration. No investment or investment losses resulting from such investment by the Paying Agent of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article II, and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.2(a). No investment by the Paying Agent of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Article II without interest.
(b)    Payment Procedures. As promptly as practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock (i) a letter of transmittal and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the

Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time at and after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.
(c)    Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Except as otherwise provided for herein or by applicable Law, from and after the Effective Time the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, or, in the case of Dissenting Shareholders, fair value under Subtitle 13 of the Act. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
(d)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.
(e)    Termination of Fund. At any time following the date that is six (6) months after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    No Liability. Notwithstanding any other provision of this Agreement, none of Parent, the Merger Sub, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any applicable provision of state, local or foreign Law related to Taxes. To the extent amounts are so withheld and timely paid over to the appropriate Taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent shall instruct the Paying Agent to take into account any validly completed and duly executed Forms W-8 or W-9 received from any holder in order to determine whether such holder is eligible for an exemption from or reduction of any deduction or withholding for Taxes otherwise required under this Section 2.2(g).
Section 2.3    Treatment of Equity Awards.
(a)    Company Performance Share Awards.
(i)    Performance Period Ends June 30, 2017 and Has Not Ended. Immediately prior to the Effective Time, each Company Performance Share Award that is outstanding and for which the applicable performance period ends on June 30, 2017 and has not ended, shall, as of the Effective Time, be converted into a number of Company Restricted Shares equal to (i) that number of shares of Company Restricted Shares to which the holder of such Company Performance Share Award would have been entitled assuming the Targeted Performance Objective (as defined in the applicable award agreement) is achieved, and such Company Restricted Shares shall immediately thereafter (i) vest in full, (ii) be deemed to constitute fully vested shares of Company Common Stock, and (iii) be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(c).
(ii)    Performance Period Ended June 30, 2017 But Company Performance Share Awards Have Not Settled. Immediately prior to the Effective Time, each Company Performance Share Award that is outstanding and for which the applicable performance period ended on June

30, 2017, but which as at the Effective Time has not been settled, shall, as of the Effective Time, be converted into that number of shares of Company Restricted Shares to which the holder of such Company Performance Share Award would be entitled based on the actual Performance Objective achieved for such performance period, as provided in the applicable award agreement, but with such actual performance determined after eliminating the effects of any third-party expenses incurred as a result of the Transactions, and such Company Restricted Shares shall immediately thereafter (A) vest in full, (B) be deemed to constitute fully vested shares of Company Common Stock, and (C) be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(c).
(iii)    Performance Period Ends June 30, 2018 and Has Not Ended. Immediately prior to the Effective Time, each Company Performance Share Award that is outstanding and for which the applicable performance period ends on June 30, 2018 (the “2018 Performance Period”) and has not ended, shall, as of the Effective Time, be converted into a number of Company Restricted Shares equal to (i) that number of shares of Company Restricted Shares to which the holder of such Company Performance Share Award is entitled based on the actual Performance Objective achieved for the shortened performance period that occurs prior to the Effective Time, as provided in the applicable award agreement, but with such actual performance determined after eliminating the effects of any third-party expenses incurred as a result of the Transactions, multiplied by (ii) a fraction, the numerator of which shall be the number of days that have elapsed from June 30, 2017 through and including the Effective Time, and the denominator of which shall be 365, and such Company Restricted Shares shall immediately thereafter (i) vest in full, (ii) be deemed to constitute fully vested shares of Company Common Stock, and (iii) be converted into, and canceled in exchange for, the right to receive a cash payment from the Company equal to the Merger Consideration.
(b)    Company Restricted Shares. Each Company Restricted Share that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, (i) vest in full, (ii) be deemed to constitute fully vested shares of Company Common Stock, and (iii) be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(c).
(c)    Accumulated Dividends. Immediately prior to the Effective Time, the Company shall distribute any Accumulated Dividends to the applicable holders of Company Restricted Shares.
(d)    Withholding. The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company Performance Share Awards, Company Restricted Shares, or Accumulated Dividends such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local, or foreign Law related to Tax, and the Surviving Corporation shall timely make any required filings and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Company Performance Share Awards, Company Restricted Shares, or Accumulated Dividends in respect of which such deduction and withholding was made by the Surviving Corporation.

(e)    Funding. No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.3.
(f)    Board Action. At or prior to the Effective Time, the Board of Directors of the Company and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.3.
Section 2.4    Termination of DRIP. The Company shall take all actions necessary to terminate its Amended and Restated Dividend Reinvestment and Stock Purchase Plan (the “DRIP”) following the last regular quarterly dividend prior to the Closing Date (the “Final Exercise Date”). No further purchase right under the DRIP will be granted or exercised under the DRIP after the Final Exercise Date. The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the DRIP in accordance with the DRIP.
Section 2.5    Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible or exchangeable therefor) shall occur as a result of any reclassification, reorganization, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of capital stock of the Company) with a record date during such period, or any similar event, the Merger Consideration shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any Party hereto to effect any such change that it is not otherwise authorized or permitted to undertake under this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth with specific references to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V (regardless if the particular Section or subsection in Article III or Article V contains a specific reference to the Company Disclosure Schedule), except that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to all other sections or subsections thereof to the extent that the relevance of such information is reasonably apparent) or (b) as expressly set forth in any of the Company SEC Documents publicly available at least twenty-four (24) hours prior to the date of this Agreement, and to the extent reasonably apparent from the disclosures therein, but excluding in the case of this clause (b) any risk factor disclosure under the headings “Risk Factors” or “Forward Looking Statements,” the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization, Standing and Corporate Power.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Kentucky. The Company is not, and is not required to be, qualified to do business as a foreign corporation under the laws of any other state or jurisdiction (other than Tennessee), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the Company Charter Documents as in effect on the date of this Agreement.
(a)    Section 3.1(b) of the Company Disclosure Schedule sets forth an accurate and complete list of: (i) each Subsidiary of the Company, together with the jurisdiction of organization or incorporation, as the case may be, of each Subsidiary of the Company, (ii) the jurisdictions in which each such Subsidiary of the Company is qualified to do business as a foreign corporation or other legal entity and (iii) the directors and officers of the each Subsidiary of the Company, as of the date of this Agreement. Each Subsidiary of the Company is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the laws of the jurisdiction of its organization or formation (as applicable), except in each case where the failure to be so duly organized and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, security interests of any kind or nature whatsoever and transfer restrictions, except for such transfer restrictions as are contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such Subsidiary, each of which restrictions is set forth on Section 3.1(b) of the Company Disclosure Schedule, or for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) and other applicable Laws. Except for its interests in the Subsidiaries of the Company, the Company does not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. The Company has made available to Parent true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Subsidiary of the Company as in effect on the date of this Agreement.
(b)    Each of the Company and its Subsidiaries has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.2    Capitalization.

(a)    The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, par value $1.00 per share, and 312,500 shares of Preferred Stock, par value $10.00 per share (the “Company Preferred Stock”). At the close of business on February 15, 2017, (i) 7,128,472 shares of Company Common Stock were issued and outstanding (including 3,999 Company Restricted Shares), (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) Company Performance Share Awards with respect to an aggregate of 41,000 shares of Company Common Stock based on achievement of the maximum performance objective were issued and outstanding, and (iv) 750,902 shares of Company Common Stock were reserved and available for issuance under the Company Incentive Plan.
(a)    All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company Performance Share Awards, will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or antidilutive rights, purchase option, call option, right of first refusal, subscription right, restrictions on transfer (other than restrictions under applicable federal, state and other securities laws) or Liens (other than Permitted Liens). There are no outstanding obligations of the Company or any of its Subsidiaries affecting the voting rights of, requiring the repurchase, redemption or disposition of, or requiring the registration for sale of any shares of Company Common Stock or other Equity Securities in the Company or any Subsidiary of the Company. Except (x) as set forth in Section 3.2(b) of the Company Disclosure Schedule, (y) as set forth in Section 3.2(a), or (z) pursuant to the terms of this Agreement, as of the date hereof there are not, and are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Subsidiary of the Company to issue, deliver or sell, or to cause to be issued, delivered or sold, (i) any capital stock or other equity securities of the Company or any Subsidiary of the Company or any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company. (ii) any warrants, calls, options, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights to acquire from the Company or any Subsidiary of the Company, or any other commitments, Contracts, arrangements, undertakings or obligations of any kind of the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, or any rights convertible or exchangeable for equity securities of, the Company or any Subsidiary of the Company or (iii) any warrants, calls, options, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind that give any person the right to receive any economic benefits and rights occurring to holders of Company Common Stock (the items specified in the foregoing clauses (i), (ii) and (iii) are referred to, collectively, as “Equity Securities”). Except pursuant to the Company Plans, there are not any outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Equity Securities. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Since the close of business on January 31, 2017, the Company has not issued any shares of its capital stock or other Equity Securities or securities convertible into or exchangeable for capital stock or other Equity Securities of the Company.

(b)    Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company Performance Share Award and each Company Restricted Share outstanding as of the date of this Agreement, including for each award (i) the name of the holder of such award, (ii) the grant date of such award, (iii) the number of shares covered by such award (with such number of shares based on the achievement of the Maximum Performance Objective (as such term is defined in the applicable award agreement) for each Company Performance Share Award for which the applicable performance period has not ended as of the date of this Agreement, (iv) the number of shares covered by such award that are vested, and (v) the vesting schedule for unvested shares covered by such award.
Section 3.3    Authority; Non-contravention.
(a)    The Company has requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval and the Required Statutory Approvals, to perform its obligations hereunder and to consummate the Transactions. The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including, without limitation, the Merger, are in the best interests of the Company and its shareholders, (ii) approving this Agreement and the plan of merger set forth in this Agreement and the Company’s execution, delivery and performance of this Agreement and the consummation of the Transactions, and (iii) resolving to recommend that the shareholders of the Company approve this Agreement and the plan of merger set forth in this Agreement and directing that this Agreement be submitted to the shareholders of the Company for approval at a duly held meeting of such shareholders for such purpose (the “Company Board Recommendation”). As of the date of this Agreement, such resolutions have not been amended, modified or withdrawn. Except for obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions and the execution and delivery by the Company of this Agreement and consummation by the Company of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action, subject to obtaining the Company Shareholder Approval . This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b)    The execution and delivery of this Agreement by the Company does not, and neither the consummation by the Company of the Transactions nor compliance by the Company with any of the terms or provisions hereof will, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or organizational documents of any Subsidiary of the Company, (ii) assuming that each of the consents, authorizations, approvals and permits described in Section 3.4 and the Company Shareholder Approval are obtained

(and any condition precedent to any such consent, authorization or approval has been satisfied or duly waived) and each of the filings and notifications described in Section 3.4 are made and any applicable waiting periods referred to therein have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) except as set forth in Section 3.3(b)(iii) of the Company Disclosure Schedule, require any consent or approval under, violate, conflict with, result in any breach of or loss of any benefit under, or constitute a default (with or without notice or lapse of time, or both) or change of control under, or result in any, or give to others any right of, termination vesting, amendment, acceleration or cancellation of, or result in any right of first refusal under, any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound, under any Company Permit, or result in the creation of a Lien (other than any Permitted Lien), upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.4    Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement, in preliminary and definitive form, relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of Nasdaq in connection with this Agreement and the Merger, (b) the filing of the Articles of Merger with the KYSOS pursuant to the Act, (c) approvals or filings (including notice filings) required under, and compliance with other applicable requirements of, the PSC (such approvals and filings described in this clause (c), the “Required Statutory Approvals”), (d) the approvals or filings set forth on Section 3.4(d) of the Company Disclosure Schedule, and (e) filings required under, and compliance with other applicable requirements of, the HSR Act, no material consents, authorizations, Orders, licenses, permits or approvals of, or filings (including notice filings), declarations or registrations with, any Governmental Authority are required to be obtained or made by the Company or any Subsidiary of the Company in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions.
Section 3.5    Company SEC and Regulatory Filings.
(a)    The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, prospectuses, reports, schedules, forms, statements, proxy statements and other documents with the SEC required to be filed or furnished by it under the Securities Act or the Exchange Act, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since January 1, 2014 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and documents may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is currently required to file separately any forms, reports or other documents with the SEC.
(a)    Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document (but only amendments, restatements or corrections prior to the date of this Agreement in the case of any Company SEC Document with a filing or effective date prior to the date of this Agreement), as of their respective dates of filing with the SEC, the audited financial statements (consolidated, as applicable) and unaudited interim financial statements (consolidated, as applicable) of the Company included in the Company SEC Documents (i) comply as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X), and (iii) present fairly, in all material respects, the financial position (consolidated, as applicable) of the Company and its Subsidiaries and the results of their operations, cash flows and changes in shareholders’ equity of the Company (consolidated, as applicable), as of each of the dates and for the periods shown, as applicable, in conformity with GAAP.
(b)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.
(c)    All filings required to be made by the Company or any of its Subsidiaries since January 1, 2014 under applicable state Laws specifically governing the regulation of public utilities have been filed or furnished with the applicable Governmental Authority (including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto (collectively, “Regulatory Filings”)), and all such Regulatory Filings complied, in all material respects, as of their respective dates, with all applicable requirements of the applicable Laws, except for Regulatory Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable Laws have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6    Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (a) reflected, reserved against or provided for on the audited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2016 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (c) as contemplated by this Agreement or otherwise arising in connection with the Transactions, or (d) as do not have and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.7    Absence of Certain Changes. From the Balance Sheet Date to the date of this Agreement, (a) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect, (c) the Company has not adopted any new employee benefits plan or entered into or materially amended any employee or other executive compensation agreement, and (d) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.
Section 3.8    Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened Claim against the Company or any of its Subsidiaries, nor is there any injunction, Order, judgment, ruling or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company, nor any of their respective assets or properties, is subject to any continuing investigation by any Governmental Authority.
Section 3.9    Compliance With Laws; Permits.
(a)    The Company and its Subsidiaries are, and have been since January 1, 2014, in compliance with all laws, statutes, ordinances, codes, rules, regulations, rulings, decrees, judgments, injunctions and Orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, except for instances of non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company has received any written notice since January 1, 2014 from any Governmental Authority that alleges that the Company or a Subsidiary of the Company is not in compliance in any material respect with any applicable Law, other than with respect to any allegations that have been withdrawn, settled, or otherwise resolved.
(b)    The Company and each of its Subsidiaries holds, and is in compliance with, all licenses, franchises, permits, certificates, approvals, variances, Orders, registrations, clearances and authorizations from Governmental Authorities necessary for the Company and each of its Subsidiaries to own, lease and operate its properties and assets, and to conduct their respective businesses as they are now being conducted (collectively, “Company Permits”), except as would not reasonably be expected to be material to the operation of the business of the Company or any of its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is and since January 1, 2014 has been in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect, except where the failure to be in compliance with any Company Permits, or the failure of any Company Permits to be valid or in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except for any such actions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.10    Tax Matters.
(a)    (i) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects; (ii) each of the Company and its Subsidiaries has duly paid all Taxes that have been incurred or are due from them by Governmental Authorities; (iii) reasonable provision has been made for any liability of the Company or its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, in the Company SEC Documents in accordance with GAAP; (iv) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company SEC Documents; (v) no audit or other administrative or court proceedings are pending or, to the Knowledge of the Company threatened, with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no notice thereof has been received since January 1, 2014; (vi) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreements or arrangements (other than such an agreement or arrangement (A) exclusively between or among the Company and any of its Subsidiaries or (B) the primary purpose of which is not the allocation or payment of Taxes); (vii) neither the Company nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other similar agreement or ruling related to Taxes; (viii) no extension of time in which any Tax may be assessed or collected by any Governmental Authority has been requested or consented to by the Company or any of its Subsidiaries (other than any extension which is no longer in effect) and neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes pursuant to a waiver that is still in effect; (ix) neither the Company nor any of its Subsidiaries has requested or is presently the beneficiary of any extension of time within which to file any Tax Return; (x) no claim has been made since January 1, 2012 by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or otherwise pay Taxes that the Company or any of its Subsidiaries is or may be subject to Tax by or otherwise required to file Tax Returns in that jurisdiction; and (xi) no power of attorney granted by or with respect to the Company or any of its Subsidiaries for Taxes is currently in force;

(b)    within the past three (3) years, neither the Company nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code;
(c)    each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Authority (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law;
(d)    neither the Company nor any of its Subsidiaries has engaged in a transaction that constitutes a “reportable transaction” for purposes of Section 6011 of the Code and the applicable treasury regulations promulgated thereunder;
(e)    there are no Liens for Taxes upon any asset of the Company or any of its Subsidiaries other than Permitted Liens (within the meaning of clause (a) of such term);
(f)    neither the Company nor any of its Subsidiaries (i) has been a member of or otherwise filed or been included in a Tax Return of an affiliated, consolidated, combined, unitary, or similar group for Tax purposes (other than the affiliated group (within the meaning of Section 1504 of the Code) of which the Company is the common parent); or (ii) has incurred any material liability for Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), by Contract, under applicable Law, or otherwise;
(g)    since July 1, 2011, neither the Company nor any of its Subsidiaries has made, changed or revoked, or permitted to be made, changed or revoked, any material election or method of accounting with respect to Taxes and is not required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, local or foreign Tax Law by reason of any change in any accounting method; and
(h)    neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income during any Tax period or portion thereof ending on or after the Closing Date as the result of any: (i) installment sale or other open transaction disposition made on or prior to the Closing Date; or (ii) prepaid amount received on or prior to the Closing Date.
(i)    This Section 3.10, Section 3.5, Section 3.7, and Section 3.11 constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.
(j)    For purposes of this Agreement: (i) “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, of any kind whatsoever, including all income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, windfall profits, real property, personal property, capital stock, social security, unemployment, disability, payroll, license employee or other withholding, or other tax, including any interest, penalties or additions to tax imposed by any Governmental Authority in connection with any of the foregoing, and any liability for any of the foregoing as a result of (A) being a member of an affiliated, consolidated, combined, unitary, or similar group, (B) as a transferee or successor, or (C) by Contract or otherwise; and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.
Section 3.11    Employee Benefits Matters.
(a)    Section 3.11(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Company Plan. Except as would not result in material liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has any obligation to adopt or enter into any additional Company Plan or to amend or terminate any existing Company Plan.
(b)    The Company has made available to Parent correct and complete copies of (i) the current plan document, including any amendments and, if applicable, any related administrative service agreements and insurance policies, for each Company Plan, (ii) the three most recent annual reports on Form 5500 required to be filed with the Department of Labor with respect to each Company Plan, including all schedules and financial statements attached thereto (if any such report was required), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) the three most recent actuarial reports and financial statements for each Company Plan, if applicable, and (v) each trust agreement relating to any Company Plan.
(c)    Each Company Plan is in compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable laws, except where such noncompliance would not reasonably be expected to result in material liability. There are no pending or, to the Knowledge of the Company, threatened claims, actions or suits (other than claims for benefits in the ordinary course) with respect to any Company Plans that would reasonably be expected to have a Company Material Adverse Effect. There has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Company Plan, other than as would not reasonably be expected to have a Company Material Adverse Effect. All required material contributions, to all Company Plans (including all minimum required contributions under Sections 412 and 430 of the Code with respect to any Company Plan set forth on Section 3.11(e) of the Company Disclosure Schedule) have been made. The Company and its Subsidiaries have complied with all applicable health care continuation requirements in Section 4980B of the Code and in ERISA, and the provisions of the Patient Protection and Affordable Care Act, other than as would not reasonably be expected to result in material liability.
(d)    Each Company Plan that is an “employee pension plan” (as defined in Section 3(2) of ERISA) that is intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) has received a favorable determination letter from the IRS or has filed a timely application therefor or is the subject of a favorable opinion letter from the IRS as to such Company Pension Plan’s qualification as to form under Section 401(a) of the Code and, to the Knowledge of the Company, no condition exists that could reasonably be expected to result in the loss of any such Company Pension Plan’s qualified status. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, and a correct and complete copy of each pending application for a determination letter, if any.
(e)    Neither the Company, nor any of its Subsidiaries, nor any of their respective ERISA Affiliates sponsors, maintains, contributes to, or has in the past six (6) years sponsored, maintained, contributed to, or has any liability with respect to, (i) a multiemployer plan (as defined in Section 3(37) of ERISA), (ii) a multiple employer plan (within the meaning of Section 413 of the Code), or (iii) except as set forth on Section 3.11(e) of the Company Disclosure Schedule, a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. With respect to any plan set forth on Section 3.11(e) of the Company Disclosure Schedule, (v) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such plan (and, to the Knowledge of the Company, no condition exists that could reasonably be expected to result in such proceedings being instituted) and the Company and its ERISA Affiliates do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA, (w) all premiums to the PBGC have been timely paid in full, (x) no such plan is in “at risk” status for purposes of Section 430 of the Code, (y) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and (z) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred.
(f)    No Company Plan provides for post-employment health or life insurance benefits, other than as required by COBRA or other applicable Laws. With respect to any plan set forth on Section 3.11(f) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company has the right to amend or terminate such plan in its discretion without the consent of any participant.
(g)    Except as otherwise required by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event (which, standing alone, would not by itself trigger such entitlement or acceleration), (i) entitle any employee or officer of the Company to severance pay, forgiveness of indebtedness, or any other payment, (ii) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer, or (iii) trigger any obligation to fund any Company Plan or limitation on the Company’s right to amend any Company Plan.
(h)    No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company or any of its Subsidiaries as a result of the operation of Section 409A of the Code.
(i)    There is no contract, plan or arrangement covering any current or former employee, director or consultant of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment as a result of the transactions contemplated by this Agreement of any amount that would not be deductible by the Company or such Subsidiary by reason of Section 280G of the Code.

(j)    Neither the Company nor any of its Subsidiaries has any liability or obligation to pay or reimburse any Taxes, or related penalties or interest, that may be incurred pursuant to Section 4999, Section 280G or Section 409A of the Code.
(k)    No Company Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.
(l)    This Section 3.11 constitutes the sole and exclusive representation and warranty of the Company regarding pension and employee benefit or liabilities or obligations, or compliance with Laws, relating thereto.
Section 3.12    Environmental Matters. Except for those matters that have not had or would not reasonably be expected to have a Company Material Adverse Effect:
(a)    each of the Company and its Subsidiaries is and for the last three (3) years has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, and all such Company Permits are valid and in full force and effect, and, to the extent applicable, the Company and its Subsidiaries have filed timely renewal applications therefor;
(b)    (i) there is no Claim relating to or arising under Environmental Laws (including, relating to or arising from the Release, threatened Release or exposure to any Hazardous Material or alleging violation of or challenging the validity of any environmental Company Permit) that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or relating to any real property currently owned or operated or leased by the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, there is no Claim relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) that is pending or threatened relating to any real property formerly owned, operated or leased by the Company or any of its Subsidiaries;
(c)    neither the Company nor any of its Subsidiaries has received any written notice of, or entered into any Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) and, to the Knowledge of the Company, there are no facts or conditions relating to the Company’s or any of its Subsidiaries’ properties, operations or Systems that would reasonably be expected to give rise to any such liability or corrective or remedial obligation;
(d)    since January 1, 2014, there have been no ruptures, explosions or contaminations in the Company’s or any of its Subsidiaries’ Systems that have resulted in personal injury, loss of life or property damage, and there has been no Release or threatened Release of any Hazardous Materials by the Company or any of its Subsidiaries at, on, under or through any property currently or formerly owned or operated or leased by the Company or any of its Subsidiaries, except to the extent any Claims related to the foregoing have been resolved;

(e)    there are no defects, corrosion or other damage to any of the Company’s or any of its Subsidiaries’ Systems that would reasonably be expected to result in a pipeline integrity failure, and the Company and its Subsidiaries are in compliance in all material respects with all appropriate inspection and recordkeeping requirements required by applicable Environmental Laws;
(f)    none of the Company or any of its Subsidiaries has any contractual financial assurance obligations under, or indemnity obligations relating to, any Environmental Law; and
(g)    the Company has made available to the Parent all material environmental audits, assessments, investigations and studies relating to the Company or any of its Subsidiaries, or any of their current or former businesses, properties or assets, that are in the possession or control of the Company or any of its Subsidiaries.
(h)    Section 3.4, Section 3.5, Section 3.6, Section 3.7 and this Section 3.12 constitute the sole and exclusive representations and warranties of the Company regarding environmental matters, including all matters arising under Environmental Laws.
Section 3.13    Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:
(a)    (i) the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their respective businesses as currently conducted and the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property and (ii) there is no Claim of such infringement or other violation pending, or to the Knowledge of the Company, threatened in writing, against the Company or its Subsidiaries; and
(b)    (i) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries and (ii) no Claims of such infringement or other violation are pending or, to the Knowledge of Company, threatened in writing against any Person by the Company or any of its Subsidiaries.
(c)    This Section 3.13 constitutes the sole and exclusive representation and warranty of the Company with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.
Section 3.14    Takeover Statutes; Rights Plan. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 4.7 are true and correct, the Transactions are not subject to the provisions of KRS Section 271B.12-210 or any other similar Kentucky anti-takeover Law (each, a “Takeover Statute”) or any similar provision in the Company Charter Documents. Neither the Company nor any of its Subsidiaries has in effect any shareholder rights plan, “poison pill” or other similar plan or arrangement.
Section 3.15    Properties.

(a)    Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has either good and valid fee title or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all Liens (except in all cases for Permitted Liens). Except as would not reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all leases, Rights of Way or other agreements under which the Company or any of its Subsidiaries lease, access or use any real property are valid, binding and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and neither the Company nor any of its Subsidiaries are in default under any of such leases, Rights of Way or other agreements.
(b)    Each of the Company and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which do not have and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines owned or operated by the Company and its Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.16    Contracts.
(a)    Section 3.16(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list, and the Company has made available to Parent accurate and complete copies of any:
(i)    Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, providing for either (A) recurring annual payments after the date hereof of $500,000 or more and (B) are not terminable by the Company on 90 days or less notice;
(ii)    Contract that contains any provisions restricting the Company, any Subsidiary of the Company or any of their Affiliates or successors from competing or engaging in any material respect in any line of business or with any Person or in any area;

(iii)    Contract relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $2,500,000 and which may be prepaid on not more than thirty (30) days’ notice without the payment of any penalty;
(iv)    Contract pursuant to which the Company or any Subsidiary of the Company is a party that creates or grants a material Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens and other than Contracts with customers entered into in the ordinary course of business consistent with past practice;
(v)    Contract under which the Company or any Subsidiary of the Company has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person in excess of $2,500,000 (other than the Company or any Subsidiary of the Company and other than (i) extensions of credit in the ordinary course of business consistent with past practice and (ii) investments in marketable securities in the ordinary course of business);
(vi)    Contract under which the Company or any Subsidiary of the Company has any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $2,500,000;
(vii)    Contract for firm interstate pipeline transportation or natural gas storage;
(viii)    partnership, joint venture or other similar Contract or arrangement material to the Company and its Subsidiaries, taken as a whole;
(ix)    Contract entered into in the last three years in connection with the settlement or other resolution of any Claim or Order that has any continuing material obligations, liabilities or restrictions or involves payment of more than $1,000,000; and
(x)    other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (the Contracts referred to in clauses (i) through (x), collectively, the “Company Material Contracts”).
(b)    Each Company Material Contract is legally valid and binding on the Company or its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be legal, valid, binding, enforceable or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, (i) has performed all obligations required to be performed by it under each Company Material Contract except where such noncompliance would not reasonably be expected to have a Material Company Adverse Effect, and (ii) has not received any written notice of material breach, violation, default, suspension, modification, cancellation, revocation, removal, withdrawal or disallowance of payment under or with respect to any Company Material Contract. Neither the Company nor any Subsidiary of the Company has received any notice from any other party to any such Company Material Contract, and otherwise has no Knowledge that such party intends to terminate, or not renew, any such Company Material Contract.
Section 3.17    Labor.
(a)    Neither the Company nor any of its Subsidiaries is, or during the last three (3) years has been, party to any collective bargaining agreement and, to the Knowledge of the Company, there has not been any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries. As of the date of this Agreement, there is no, and during the last (3) three years there has not been, any labor strike, lockout or work stoppage, or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries.
(b)    There are no, and during the last three (3) years there have not been, any actions, charges or investigations pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or labor organization alleging violations of local, state or federal Laws relating to employment or labor practices, except as would not reasonably be expected to result in material liability.
(c)    The Company and each of its Subsidiaries has complied, and is presently in compliance with all applicable Laws relating to employment, equal opportunity, nondiscrimination, worker classification (including the proper classification of workers as employees, independent contractors and consultants), immigration, wages, hours, benefits, collective bargaining, occupational safety and health, and/or privacy rights of employees, except as would not reasonably be expected to result in material liability.
(d)    During the last three (3) years, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (the “WARN Act”) (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company or any of its Subsidiaries.
Section 3.18    Opinion of Financial Advisor. The Company Board has received the opinion of Tudor Pickering Holt & Co., dated on or about the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received in the Merger by holders of the Company Common Stock is fair from a financial point of view to the holders of the Company Common Stock. Promptly after the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, a signed copy of such written opinion.

Section 3.19    Brokers and Other Advisors. Except for Tudor Pickering Holt & Co., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all agreements between the Company and Tudor Pickering Holt & Co. relating to the Transactions.
Section 3.20    Company Shareholder Approval. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, approval of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions.
Section 3.21    Intentionally Omitted.
Section 3.22    Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies relating to the business, assets and operations of the Company and its Subsidiaries (the “Insurance Policies”). Section 3.22 of the Company Disclosure Schedule contains an accurate and complete list of the Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2014, none of the Company or any Subsidiary of the Company has received any notice or other communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy. There is no material claim by the Company or any Subsidiary of the Company pending under any of the Insurance Policies and no material claim made since January 1, 2014, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies. Except as contemplated by Section 5.1(a)(xx), no Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) (which schedule sets forth with specific references to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of the Parent’s covenants contained in Article V (regardless if the particular Section or subsection of Article IV or Article V contains a specific reference to the Parent

Disclosure Schedule), except that any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to all other sections or subsections thereof to the extent that the relevance of such information is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows :
Section 4.1    Organization, Standing and Corporate Power. Parent is a limited liability company duly formed, validly existing and in good standing under the Laws of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Kentucky. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to own, lease or otherwise hold and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.2    Authority; Non-contravention.
(a)    Each of Parent and Merger Sub has all necessary limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary limited liability company or corporate action, as applicable, by Parent and Merger Sub (including by the Parent Board and the board of directors of Merger Sub) and approved by Parent as the sole shareholder of Merger Sub, and no other limited liability company or corporate action, as applicable, on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt or approve this Agreement and the Transactions.
(b)    The execution and delivery of this Agreement by Parent and Merger Sub do not and neither the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of incorporation and bylaws of Parent, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations, approvals and permits described in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied or duly waived) is obtained or given, as applicable, and each of the filings and notifications described in Section 4.3 are made and any applicable waiting periods referred to therein have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (iii) require any consent or approval under, violate, conflict with, result in any breach of or loss of benefit under, or constitute a default (with or without notice or lapse of time or both) or change of control under, or result in any, or give to others any right of, termination vesting, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.3    Governmental Approvals. Except for (a) the filing with the SEC of the Proxy Statement, in preliminary and definitive form, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the Nasdaq in connection with this Agreement and the Merger, (b) the filing of the Articles of Merger with the KYSOS pursuant to the Act, (c) the Required Statutory Approvals, and (d) filings required under, and compliance with other applicable requirements of, the HSR Act, no material consents, authorizations, Orders, licenses, permits or approvals of, or filings, declarations or registrations with, any Governmental Authority are required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions.
Section 4.4    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
Section 4.5    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, all of which is duly authorized, validly issued, fully paid and non-assessable. Merger Sub was formed solely for the purpose of engaging in the Transactions and such other purposes as are specified in Merger Sub’s articles of incorporation. Merger Sub has no assets, liabilities or obligations and, since the date of its formation, has not engaged in any business activities or conducted any operations except in each case as arising from the execution of this Agreement and the performance of its covenants and agreements hereunder.
Section 4.6    Sufficient Funds. Parent shall have available at the Effective Time, sufficient funds to deliver (or cause to be delivered) the aggregate Merger Consideration and make the payments required under Section 2.3, and any other amounts incurred or otherwise payable by Parent, Merger Sub or the Surviving Corporation in connection with the Transactions. Parent has the financial resources and capabilities to fully perform its obligations under this Agreement. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.
Section 4.7    Share Ownership. Neither Parent nor Merger Sub is, individually or, to Parent’s Knowledge, together with its “affiliates” and “associates” (as such terms are defined in Rule 12b-2 of the Exchange Act), a “beneficial owner” (as such term is defined in Rule 13d-3 of the Exchange Act) of a number of shares of Company Common Stock equal to or greater than five percent (5%) of the total number of issued and outstanding shares of Company Common Stock.

Section 4.8    Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, Claim against Parent, Merger Sub or any of their respective Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent, Merger Sub or any of their respective Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Parent Material Adverse Effect or to prevent or materially impede, interfere with or delay the consummation by Parent or Merger Sub of the Transactions.
Section 4.9    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon or will have any claim against the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans).
ARTICLE V
COVENANTS
Section 5.1    Conduct of Business.
(a)    Except as expressly contemplated or permitted by this Agreement, as required by applicable Laws, as set forth in Section 5.1(a) of the Company Disclosure Schedule, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business only in the ordinary course of business consistent with past practice and to use reasonable best efforts to preserve intact its present lines of business, maintain existing levels of insurance, maintain its rights and franchises, comply in all material respects with all Laws, Orders and Company Permits, and preserve satisfactory relationships with Governmental Authorities, employees, customers and suppliers, and (y) without limiting the foregoing, and as an extension thereof, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)    issue, sell, or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or the issuance of Company Common Shares in connection with the DRIP;
(ii)    redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to Company Material Contracts set forth on Section 5.1(a) of the Company Disclosure Schedule in effect as of the date hereof or (B) in connection with withholding to satisfy Tax obligations with respect to Company Performance Share Awards, Company Restricted Shares, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the settlement of Company Performance Share Awards or vesting of Company Restricted Shares, in each case in accordance with the terms of such awards in effect on the date hereof;
(iii)    (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any shares of capital stock of the Company or any Subsidiary of the Company, other than (1) dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company and (2) distributions under the Company Plans as permitted by this Agreement, (3) quarterly cash dividends with respect to the Company Common Stock not to exceed the current quarterly per share dividend rate by more than $0.01 per quarter, with record dates and payment dates consistent with the Company’s current dividend practice, or (4) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (x) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (y) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91), (B) adjust, split, combine, subdivide or reclassify any shares of capital stock of the Company or any of its Subsidiaries, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its Subsidiaries or (D) purchase, redeem or otherwise acquire any Equity Securities in the Company or any of its Subsidiaries;
(iv)    (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Equity Security of the Company or any Subsidiary of the Company, except as set forth on Section 5.1 (a) of the Company Disclosure Schedule, or (B) amend any term of any Equity Security of the Company or any of its Subsidiaries (in each case, whether by merger, consolidation or otherwise);
(v)    (A) Incur any Indebtedness in excess of $1,000,000 in the aggregate, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options,

warrants, calls or other rights to acquire any debt securities of the Company or any Subsidiary of the Company, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing, except for Indebtedness (1) incurred to replace, renew, extend, refinance or refund any existing Indebtedness, in the same principal amount of such existing Indebtedness and upon the maturity of such existing Indebtedness, in each case on terms that can be redeemed or prepaid at any time upon payment of the outstanding principal amount plus accrued interest without any make-whole or similar prepayment penalty, (2) for borrowed money incurred pursuant to (and up to the maximum amount permitted under) under the Bank Line of Credit as in effect as of the date of this Agreement, or (3) among the Company and any of its wholly-owned Subsidiaries or among any of such wholly-owned Subsidiaries; provided no such Indebtedness incurred after the date of this Agreement shall contain any term that would accelerate the payment thereof or require its immediate repayment due to the transactions contemplated by this Agreement, (B) take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any of its Subsidiaries (except as permitted pursuant to the preceding clause (A)) or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to the Company or any Subsidiary of the Company or (y) accounts receivable and extensions of credit in the ordinary course of business consistent with past practice and advances in expenses to employees in the ordinary course of business consistent with past practice.
(vi)    sell, dispose of, abandon, encumber, transfer, lease or license any of its properties or assets that are material to the Company or any of its Subsidiaries, except (A) immaterial transactions in the ordinary course of business consistent with past practice, (B) pursuant to Company Material Contracts in force on the date of this Agreement, (C) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (D) transfers among the Company and its Subsidiaries, or (E) in respect of the items set forth on Section 5.1 (a) of the Company Disclosure Schedule;
(vii)    incur or make capital expenditures or any obligations or liabilities in respect thereof, except for capital expenditures budgeted in the Company’s current long term plan that was made available to Parent prior to the date hereof, which such capital expenditures shall not be in excess of $1,000,000 in the aggregate for the Company and its Subsidiaries taken as a whole during any calendar year plus a variance of up to 10%;
(viii)    make any acquisition (including by merger) of, or investments in, the capital stock, equity securities, membership interests, business or a material portion of the assets of any other Person or division thereof (other than a wholly owned Subsidiary of the Company), whether in whole or in part, except any capital expenditures permitted pursuant to Section 5.1(a);
(ix)    increase in any respect the compensation, bonuses or benefits of any of its directors or employees, except (A) as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect on the date of this Agreement, or (B) increases in salaries, wages and benefits of employees that have been recommended by the Company Board’s Compensation Committee for approval by the Company Board and to take effect on July 1, 2017, and which are described on Section 5.1(a) of the Company Disclosure Schedule;

(x)    establish, adopt, amend, or terminate any Company Plan except as required by Law or for immaterial or ministerial amendments;
(xi)    hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, other than the hiring of any non-officer employee in the ordinary course of business consistent with past practice (A) to replace any employee whose employment was or is terminated, or (B) to fill any open positions identified to Parent by the Company prior to the date hereof;
(xii)    make any material change to its methods, principles or practices of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;
(xiii)    amend the Company Charter Documents or comparable organizational documents (whether by merger, consolidation or otherwise) of any Subsidiary of the Company;
(xiv)    subject to Section 5.3, adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other re-organization, each with respect to the Company or any of its Subsidiaries;
(xv)    subject to Section 5.3, enter into, modify or amend in any material respect, or terminate or waive any material right under, any Company Material Contract, except for any new agreement, modification, amendment, termination or waiver (A) in the ordinary course of business consistent with past practice or (B) which would not reasonably be expected to have a Company Material Adverse Effect;
(xvi)    (A) waive, release, assign, settle, satisfy, compromise, institute, pay or discharge (or agree to do any of the preceding with respect to) any Claim (whether absolute, accrued, asserted or unasserted, contingent or otherwise) against the Company or any of its Subsidiaries, other than (1) Claims that involve only the payment of monetary damages (x) equal to or less than the amounts specifically reserved with respect thereto on the consolidated financial statements of the Company included in the Company SEC Documents (including the notes thereto) or (y) not exceeding $1,000,000 in the aggregate during any consecutive twelve month period, (2) as required by their terms as in effect as of the date of this Agreement, or (3) except as contemplated by Section 5.9, (B) waive, relinquish, release, grant, transfer or assign any rights with a value of more than $1,000,000 in the aggregate case except in the ordinary course of business consistent with past practice, or (C) subject to Section 5.9, settle, or offer or propose to settle, any shareholder litigation or dispute against the Company, any of its Subsidiaries or any of their officers or directors or any Claim or dispute that relates to the Transactions contemplated hereby;
(xvii)    enter into any new line of business or materially alter any existing lines of business;

(xviii)    make or change any material Tax election, change any Tax accounting period, adopt or change any material method of Tax accounting, materially amend any Tax return, enter into any material closing agreement, settle or compromise any material Tax liability or obtain any material Tax ruling, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case, except as required by applicable Law;
(xix)    materially change or enter into any new information technology systems that are material to the Company and its Subsidiaries (other than routine maintenance and upgrades to existing systems);
(xx)    cancel or terminate or allow to lapse without commercially reasonably substitute policy therefor, or amend in any material respect or enter into, any material Insurance Policy, other than the renewal of existing Insurance Policies, or enter into commercially reasonable substitute policies therefor, provided that the Company’s directors’ or officers’ liability and fiduciary policies may be placed in “runoff” at the Effective Time; or
(xxi)    agree, authorize or otherwise make any commitment to take any of the foregoing actions.
(b)    Notwithstanding anything to the contrary herein, the Company may, and may cause any of its Subsidiaries to, take reasonable actions in compliance with applicable Law with respect to any operational emergencies (including any restoration measures in response to any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons.
(c)    Between the date of this Agreement and the Effective Time, the Company and its Subsidiaries may (i) continue to make Regulatory Filings in the ordinary course of business, including those filings described on Section 5.1(c) of the Company Disclosure Schedule, (ii) respond (after reasonable consultation with Parent) to Regulatory Filings made by other parties in which the Company or one or more of its Subsidiaries is an interested party, or (iii) take any other action required by any such state or federal filings or other submissions filed or submitted in connection with such Regulatory Filings in the ordinary course of business consistent with past practice. Prior to the submission of any material Regulatory Filings, the Company shall provide a draft thereof to Parent, sufficiently in advance of submission, as to allow Parent the opportunity to review and comment, and consult with the Company with respect to, such Regulatory Filing.
Section 5.2    Preparation of the Proxy Statement; Shareholders Meeting.
(a)    As promptly as reasonably practicable following the date of this Agreement, but in any event within thirty (30) Business Days, the Company shall prepare, in consultation with Parent, and cause to be filed with the SEC the Proxy Statement in preliminary form. The Company shall promptly notify Parent upon receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between the Company and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received by the Company from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to resolve all comments received from the SEC or its staff concerning the Proxy Statement. Parent shall, and shall cause its Representatives to, reasonably assist and cooperate with the Company and its Representatives in the resolution of any such comments. The Company shall ensure that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, (provided that that Company is not and will not be responsible for any information supplied to the Company by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement), and (ii) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and consistent with the date of the Company’s Shareholder Meeting. Prior to the filing of the preliminary and/or definitive draft of the Proxy Statement with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and the Company shall consider in good faith any comments; provided, however, that the foregoing shall not apply with respect to a Takeover Proposal, a Superior Proposal, a Company Adverse Recommendation Change, or any matters relating thereto. Each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon reasonable request by the Company information relating to Parent or Merger Sub, as applicable, as may be required to be set forth in the Proxy Statement under applicable Law. Each of the Parent and Merger Sub agrees that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Shareholder Meeting, any information relating to Parent or Merger Sub or any of their respective Affiliates, officers or directors, should be discovered by Parent or Merger Sub which, in the reasonable judgment of Parent, should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent (or Merger Sub, as the case may be) shall promptly notify the Company so that the Company, in consultation with Parent, may file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such amendment or supplement to the shareholders of the Company. If, at any time prior to the Company Shareholder Meeting, any information relating to the Company or any of its respective Affiliates, officers or directors should be discovered by the Company which, in the reasonable judgment of the Company, should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent and the Company, in consultation with Parent, shall file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such amendment or supplement to the shareholders of the Company. For purposes of this Section 5.2, any information concerning or related to the Company, its Affiliates or the Company Shareholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.
(b)    The Company shall, as reasonably practicable after the date of this Agreement, in accordance with applicable Law, the Company Charter Documents and the Nasdaq rules, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders to consider the approval of this Agreement, the plan of merger and such other matters as may be then reasonably required (such meeting, including any adjournment or postponement thereof, is referred to as the “Company Shareholders Meeting”); provided, however, that, after consultation with Parent, the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (i) with the prior written consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith is reasonably necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting as necessary under applicable Law, or (iv) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval. Except if there has been a Company Adverse Recommendation Change in accordance with Section 5.3(d), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and secure the Company Shareholder Approval.
(c)    Subject to Section 5.3 and the right of the Company Board to make a Company Adverse Recommendation Change pursuant thereto, unless and until there has been a Company Adverse Recommendation Change in accordance with Section 5.3, the Company shall, through the Company Board, include the Company Board Recommendation in the preliminary and definitive Proxy Statement and recommend to the Company’s shareholders that they vote to approve the merger, this Agreement, and the plan of merger set forth herein. Subject to the Company’s right to terminate this Agreement under Section 7.1(d)(ii), the Company agrees that Company’s obligations under this Section 5.2 shall not be affected (i) by the commencement, public proposal or communication to the Company of a Takeover Proposal, or (ii) by the withdrawal or modification by the Company Board of the Company Board Recommendation.
Section 5.3    No Solicitation; Change in Recommendation.
(a)    The Company agrees that it shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease all existing activities, discussions or negotiations with any Person conducted on or before the date of this Agreement with respect to any

Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal. The Company shall promptly (and in any event no later than 5:00 p.m. eastern time on the third (3rd) Business Day following the date hereof) request in writing each Person who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof (and such confidentiality agreement was entered into within the one (1) year period prior to the date of this Agreement) to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use commercially reasonable efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement). Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its other Representatives not to (and shall not authorize or permit any of them to), directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Takeover Proposal or the making, submission, announcement or consummation thereof, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information or access relating to the Company or any of its Subsidiaries in connection with, any Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal, (iii) execute or enter into any Company Acquisition Agreement, or (iv) terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent or Merger Sub), except, with respect to this clause (iv), (A) to the extent that prior to the receipt of the Company Shareholder Approval the Company Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (B) to the extent that any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party includes a “fall-away” or other similar provision that causes such standstill provision to be terminated, amended, modified or waived as a result of the Company entering into or publicly announcing this Agreement in and of themselves.
(b)    Notwithstanding anything to the contrary contained in this Agreement, if the Company or any of its Subsidiaries, or any of its or their respective Representatives, receives an unsolicited written Takeover Proposal made (and not withdrawn) after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and that did not result from a Facilitating Breach, the Company, the Company Board (or a duly authorized committee thereof) and the Company’s Representatives may, subject to the Company’s compliance with the provisions of this Section 5.3, engage in negotiations and discussions with, or furnish any information and other access relating to the Company or any of its Subsidiaries to, the Person making such Takeover Proposal and any of its Representatives or potential sources of financing if, prior thereto, the Company Board determines in good faith, after consultation with the Company’s outside financial advisors of national recognized standing (which shall include Tudor Pickering Holt & Co.) and its outside legal counsel, that such Takeover Proposal is or would reasonably be expected to lead to a Superior Proposal; provided that prior to engaging in any negotiations or discussions with, or furnishing any non-public information or other access relating to the Company or any of its Subsidiaries to, any such Person, its Representatives or its potential financing sources, the Company and the Person making such

Takeover Proposal shall have entered into an Acceptable Confidentiality Agreement. The Company will promptly (and in any event within twenty-four (24) hours after actual receipt by the Company’s President and Chief Executive Officer of such Takeover Proposal) notify Parent in writing of the receipt of such Takeover Proposal and the material terms and conditions of such Takeover Proposal (including a copy thereof and the identity of the Person making such Takeover Proposal, unless the Company is prevented from providing a copy thereof, the identity of such Person, or both, by the terms of a confidentiality agreement entered into with such Person or an affiliate of such Person prior to the date of this Agreement (a “Prior Confidentiality Agreement”)), and contemporaneously with furnishing any non-public information to any Person, the Company will furnish such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). The Company shall keep Parent promptly informed (and in any event within twenty-four (24) hours after actual receipt by the Company’s President and Chief Executive Officer of any material communications relating to such Takeover Proposal) in all material respects of the status of and material communications relating to such Takeover Proposal (including any change in the price or other terms thereof) and shall promptly provide (and in any event within twenty-four (24) hours of actual receipt by the Company’s President and Chief Executive Officer) to Parent copies of all material documents and material written or electronic communications relating to any such Takeover Proposal exchanged between the Company or any Representative of the Company, on the one hand, and the Person from which such Takeover Proposal was received (or such Person’s Representatives), on the other hand (except to the extent the Company is prevented from doing so by a Prior Confidentiality Agreement).
(c)    Except as otherwise provided in this Agreement, neither the Company Board nor any committee thereof shall (i) (A) withdraw, change, qualify, withhold, amend or modify, or adopt a resolution or publicly propose to withdraw, change, qualify, withhold, amend or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve, endorse or recommend, any Takeover Proposal, or (C) fail to include the Company Board Recommendation in the Proxy Statement (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, Contract, merger agreement, acquisition agreement, commitment or other similar agreement (other than an Acceptable Confidentiality Agreement) constituting, or relating to, any Takeover Proposal (a “Company Acquisition Agreement”).
(d)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change (and terminate this Agreement pursuant to Section 7.1(d)(ii)), if and only if (i) (A) a Company Intervening Event has occurred, or (B) the Company has received a Superior Proposal that did not result from a Facilitating Breach, and, in each case, the Company Board or a duly authorized committee thereof determines in good faith (after consultation with outside legal counsel and after considering in good faith any proposal made by Parent pursuant to clause (ii) below) that the failure to make a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Proposal, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change and terminate this Agreement pursuant to Section 7.1(d)(ii) no less than four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change and to terminate this Agreement pursuant to Section 7.1(d)(ii), which notice shall specify the basis for such Company Adverse Recommendation Change and termination and attaching the most current draft of any Company Acquisition Agreement with respect to the Superior Proposal (redacted, if necessary, as required by a Prior Confidentiality Agreement) (or, if no such draft exists, a summary of the material terms and conditions of such Superior Proposal), if applicable, and (except to the extent prevented by a Prior Confidentiality Agreement) the identity of the Person making such Superior Proposal (a “Notice of Recommendation Change”) (it being understood that such Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or amendment to any of the terms of a Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (ii)(A), (B) and (C) of this Section 5.3(d) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.3(d) shall be deemed to be two (2) Business Days), (B) during such four (4) Business Day period, if requested by Parent, the Company shall, and shall make its Representatives reasonably available, to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make, and (C) at the end of such four (4) Business Day period and taking into account, in good faith, any modifications to the terms of this Agreement proposed by Parent to the Company in a written and binding offer, the Company Board determines in good faith (after consultation with its financial advisor of national recognized standing (which shall include Tudor Pickering Holt & Co.) and its outside legal counsel) that the failure to make such a Company Adverse Recommendation Change and terminate of this Agreement pursuant to Section 7.1(d)(ii) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and that, in the case of a Company Adverse Recommendation Change and termination of this Agreement pursuant to Section 7.1(d)(ii) with respect to a Takeover Proposal, such Takeover Proposal still constitutes a Superior Proposal. Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act with respect to a Takeover Proposal, (ii) making any disclosure to the shareholders of the Company if the Company Board (or a duly authorized committee thereof) determines in good faith that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (iii) in response to a Takeover Proposal, informing such Person of the existence of the provisions contained in this Section 5.3, or (iv) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the shareholders of the Company); provided, that in the case of the foregoing clauses (i), (ii) and (iii), any such action taken or statement made that contains a Company Adverse Recommendation Change shall be subject to the provisions of this Section 5.3.

(e)    In addition to the obligations of the Company set forth in Section 5.3(b), the Company shall promptly, and in all cases within twenty-four (24) hours of actual receipt by the Company’s President and Chief Executive Officer, advise Parent in writing of (i) any request for information that the Company believes or should reasonably expect would be used for the purposes of making, submitting or announcing a Takeover Proposal, or (ii) any inquiry that constitutes or would reasonably be expected to lead to, any Takeover Proposal, the content of such request or inquiry, and the identity of the Person or group making any such request or inquiry (except to the extent the Company is prevented from doing so by a Prior Confidentiality Agreement). The Company shall keep Parent promptly (and in all cases within twenty-four (24) hours after actual receipt by the Company’s President and Chief Executive Officer) informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such request or inquiry, and shall promptly (and in all cases within twenty-four (24) hours after actual receipt by the Company’s President and Chief Executive Officer) provide Parent with copies of all documents and material written or electronic communications relating to any such request or inquiry exchanged between the Company or any Representative of the Company, on the one hand, and the Person from which such request or inquiry was received (or such Person’s Representatives), on the other hand.
(f)    The Company Board shall reaffirm publicly the Company Board Recommendation to the Company’s shareholders within five (5) Business Days of Parent’s written request to do so, made at any time that a Takeover Proposal that is not a Superior Proposal has been made to the Company, or has been publicly announced and is pending; provided that Parent shall be entitled to make such a written request for reaffirmation, and the Company Board shall only be required to make such reaffirmation, on only one occasion with respect to any one Takeover Proposal (with each material revision or material amendment to the price term of such Takeover Proposal triggering one additional right of Parent to request reaffirmation by the Company Board).
(g)    Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 5.3 by any Representative of the Company or any of the Company’s Subsidiaries shall be deemed to be a breach of this Section 5.3 by the Company. As used in this Agreement, “Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any Affiliates thereof) to purchase, exchange, receive in a transfer or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (i) assets of the Company and its Subsidiaries (including securities of Subsidiaries) that account for 20% or more of the Company’s consolidated assets or from which 20% or more of the Company’s revenues or earnings on a consolidated basis are derived, or (ii) 20% or more of the outstanding Company Common Stock or any other class of equity or voting securities of the Company pursuant to a merger, consolidation or other business combination, sale or issuance of shares of capital stock, tender offer, exchange offer, share exchange, recapitalization or similar transaction involving the Company or (iii) any liquidation, dissolution or other significant corporate reorganization, in each case other than the Merger.
(h)    As used in this Agreement, “Superior Proposal” shall mean any unsolicited written Takeover Proposal that did not result from a Facilitating Breach on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor of national recognized standing (which shall include Tudor Pickering Holt & Co.) and its outside legal counsel, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (as may be revised pursuant to Section 5.3(d) of this Agreement), taking into account, to the extent applicable, all relevant terms and conditions of such Takeover Proposal, including all legal, financial, regulatory and other aspects of such Takeover Proposal, and the timing and likelihood of consummation of such Takeover Proposal, this Agreement, and any other information that the Company Board considers relevant; provided that for purposes of the definition of Superior Proposal, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”
Section 5.4    Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use (and cause their respective Subsidiaries to use) its respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to cause the Transactions to be consummated and made effective as soon as reasonably practicable, (ii) make promptly any required submissions and filings under, and pay any necessary fees in connection with, applicable Antitrust Laws and any other applicable Laws or to Governmental Authorities with respect to the Transactions and obtain from such Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or Orders required to be obtained by the Company or Parent or any of their respective Subsidiaries, or to avoid any Claim or Order by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) promptly furnish information requested or required in connection with such submissions and filing to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws and reasonably cooperate with each other, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Transactions, and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Person necessary to consummate the Transactions as soon as practicable. The Company and Parent shall furnish to each other all information reasonably required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions contemplated by this Agreement. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other pursuant to this Section 5.4 as “Outside Counsel Only Material.” Notwithstanding anything to the contrary in this Section 5.4, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and any of its Subsidiaries. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(a)    In furtherance and not in limitation of the foregoing: (i) each Party hereto agrees, at its own cost and expense (it being understood, however, that Parent shall pay the applicable HSR “size of transaction” fee) to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within ten (10) Business Days after the date hereof (unless the Parties otherwise agree in advance and in writing)), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, by the FTC or the DOJ, and (C) use its reasonable best efforts to take, or cause to be taken, all other actions necessary, proper or advisable consistent with this Section 5.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act (including any extensions thereof) as soon as practicable; and (ii) each Party agrees to (A) make or cause to be made the appropriate filings (including notice filings) as soon as practicable (and in any event within twenty-one (21) Business Days after the date hereof (unless the Parties otherwise agree in advance and in writing)) with the PSC relating to the Merger, (B) supply as soon as practical any additional information and documentary material that may be required or requested by the PSC and any other applicable Governmental Authority, and (C) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.4 to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from the PSC as soon as practicable; provided, that, all costs and expenses associated with the actions taken pursuant to clause (ii), shall be equally borne by each of the Company and Parent.
(b)    The Company, Parent and Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other Parties hereto of (and if in writing, furnish the other Parties with copies of) any request, inquiry, objection, charge or other Claim, actual or threatened, or other communication to such Person from a third-Person or any Governmental Authority, including, without limitation, the FTC and the DOJ, regarding the filings and submissions described in Section 5.4(a), or in connection with the Transactions, and, subject to Section 5.4(e), permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from a Governmental Authority regarding the filings and submissions described in Section 5.4(a), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions, including, without limitation, the status of any request, inquiry, objection, or other Claim by the FTC or the DOJ; and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other Party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that the Parties shall be permitted to reasonably redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Transactions.

(c)    (i)    In furtherance and not in limitation of the provisions of Section 5.4(a), (b) and (c), but subject to the other terms and conditions of this Section 5.4, the Company, Parent and Merger Sub agree to take promptly any and all steps necessary to avoid, eliminate or resolve any request, inquiry, objection, charge, Claim or other impediment and obtain all clearances, consents, approvals and waivers that may be required for any Required Statutory Approvals, so as to enable the Parties to close the Transactions as soon as practicable, including committing to and effecting by consent decree, hold separate orders, trust, or otherwise, to (i) sell, license, hold separate or dispose of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminate, relinquish, modify, or waive existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries, or (iii) create any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each, a “Remedial Action”).
(i)    In furtherance and not in limitation of the provisions of Section 5.4(a), (b) and (c), but subject to the other terms and conditions of this Section 5.4, each Party shall (i) use reasonable best efforts to avoid, eliminate or resolve any request, inquiry, objection, charge, Claim or other impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority so as to enable the Parties to close the Transactions as soon as practicable; provided, however, that (A) the Parent’s and Merger Sub’s obligations with respect to Required Statutory Approvals are described in Section 5.4(d)(i), and (B) no Party shall be obligated to commit to or effect under this Section 5.4(d)(ii) any Remedial Action.
(d)    In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.4, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, (i) Parent shall use reasonable best efforts to take any and all action, including, with respect to any Required Statutory Approvals, a Remedial Action, to avoid or resolve any such litigation, action or proceeding as promptly as practicable and (ii) Parent shall be entitled to direct the antitrust defense of Transactions, or negotiations with, any Governmental Authority or other third party relating to the Transactions or regulatory filings under applicable Antitrust Laws, subject to the provisions of this Section 5.4. In addition, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Transactions as promptly as practicable. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. Each Party hereto shall bear its own costs, fees and expenses in connection with any such filings and actions contemplated pursuant to this Section 5.4(e). None of Parent, Merger Sub or the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable Antitrust Laws, without the prior written consent of the other parties.
(e)    From the date hereof until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Article VII, neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Transactions, or would reasonably be expected to materially delay or prevent the consummation of the Transactions.
(f)    Notwithstanding the obligations set forth in this Agreement, Parent and its Affiliates shall not be required to, and, without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not, and shall cause its Subsidiaries not to, in connection with obtaining any consent or approval of any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition.
(g)    Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the Merger.
Section 5.5    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be mutually agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, or (b) in connection with any dispute between the Parties regarding this Agreement or the Transactions.
Section 5.6    Access to Information; Confidentiality.
(a)    From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall, and shall cause each Subsidiary of the Company and each of their respective Representatives to, afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense) at reasonable times, and upon reasonable advance notice, to the Company’s and its Subsidiaries’ properties, officers, employees, agents, offices and other facilities, books, Contracts and records (including Tax Returns) and the Company and its Subsidiaries shall furnish promptly to Parent such information concerning its business, properties, offices and other facilities, Contracts, assets, liabilities, employees, officers and other aspects of the Company and each Subsidiary of the Company as Parent or its Representatives may reasonably request (including information with respect to revenues); provided that Parent and its Representatives shall use commercially reasonable efforts to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; provided, further, (i) that the Company shall not be obligated to provide such access or information if the Company determines, based on advice of counsel, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information and (ii) the conduct of such activities shall be subject to the rights and obligations of the Company referred to in the final proviso of the final sentence of Section 5.4(c) hereof. Until the Effective Time, the information provided will be subject to the terms of the confidentiality agreement, dated as of August 30, 2016, between SteelRiver Operations LP and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and the Company shall not, and Parent and the Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions. Parent may provide access to non-public information concerning the Company to rating agencies and financing parties subject to the receipt of confidentiality undertakings of the type set forth in the Confidentiality Agreement.
(b)    If this Agreement is terminated pursuant to Section 7.1, the Confidentiality Agreement shall automatically be deemed to be amended and restated such that the provisions of the Confidentiality Agreement shall remain in force and effect for the longer of its existing term or for a period of two (2) years after such termination, as if the Parties hereto had never entered into this Agreement, provided, however, that Section 8 of the Confidentiality Agreement shall remain terminated.
Section 5.7    Takeover Laws. If any Takeover Statute becomes or is deemed to be applicable to the Company, Parent, Merger Sub, or the Transactions, the Company and the Company Board will use reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.
Section 5.8    Indemnification and Insurance.
(a)    From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director and officer of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company and its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect, and (B) any indemnification agreements with an Indemnitee listed on Section 5.8(a) of the Company Disclosure Schedule, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the articles of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.
(b)    From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification for such matter (but only to the extent such repayment is required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements).
(c)    Prior to the Effective Time, the Company shall purchase “tail” or “runoff” insurance coverage for a period of six (6) years from the Effective Time that provides coverage not materially less favorable than the coverage described above to the insured persons than the directors’ or officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company and its Subsidiaries as of the date hereof. Such “tail” or “runoff” insurance shall cover matters arising in whole or in part on or before the Effective Time; provided, however, that the Company shall not be required to pay annual premiums in excess of 300% of the annual premium currently paid by the Company in respect of the coverages required to be obtained pursuant hereto, which premiums the Company represents and warrants to be as set forth in Section 5.8(c) of the Company Disclosure Schedule, and should the indicated premium exceed 300% of the annual premiums currently paid by the Company in respect of its directors’ and officers’ liability insurance and fiduciary liability insurance coverage, the Company agrees to promptly notify Parent and Parent may elect to pay the excess.

(d)    The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and his or her heirs, estate and representatives from and after the Effective Time, and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect in any material respect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).
(e)    In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.
Section 5.9    Transaction Litigation. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder litigation relating to this Agreement or the Transactions of which it has received notice (“Transaction Litigation”). The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any Transaction Litigation; provided, however, that the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation, or consent to the same without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 5.10    Section 16 of the Exchange Act. Prior to the Effective Time, the Company may take all such steps reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.11    Employee Matters.
(a)    (i)    For a period of at least one (1) year following the Effective Time (or, if earlier, through the termination of the Company Employee’s (as defined below) employment) (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) annual base salary or base wages and customary annual cash bonus opportunities (subject to the satisfaction of performance criteria determined by Parent, provided that such performance criteria shall be no less favorable than for other similarly situated employees of Parent and its Subsidiaries) and other employee benefits in the aggregate (excluding any defined-benefit pension, supplemental pension benefits or equity compensation) that, in each case, are no less favorable than such annual base salary or base wages, customary annual cash bonus opportunities and other employee benefits in the aggregate provided to the Company Employees immediately prior to the Effective Time; provided, however, that annual cash bonus opportunities shall not be required to be provided for performance periods commencing before July 1, 2016 and, if the Effective Time occurs between July 1, 2017 and June 30, 2018, any annual cash bonus opportunity may be pro-rated based on days of service during such performance period on and after the Closing Date.
(i)    Notwithstanding any other provision of this Agreement to the contrary and without limiting the generality of the foregoing:
(A)    for a period of one (1) year following the Closing, Parent shall cause the Surviving Corporation to provide severance payments to (1) any Company Employee whose employment is terminated by Parent or the Surviving Corporation without Cause, and (2) any of the Company Employees identified on Section 5.11(a) of the Company Disclosure Schedule, whose employment terminates for Good Reason or is terminated by Parent or the Surviving Corporation without Cause equal to the greater of (x) the remaining annual base salary or base wages that would have been paid to such employee had such employee remained employed throughout the entire Continuation Period, (y) three (3) months of such terminated employee’s base salary or wages, as applicable, or (z) one week’s wages or salary, as applicable, for each year of service of such employee to the Company and Surviving Corporation, subject in each case to the condition that such employee signs a general release of claims on a form satisfactory to Parent, and
(B)    for the period beginning on the one (1) year anniversary of the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, Parent shall provide severance payments to (1) any Company Employee whose employment is terminated by the Surviving Corporation without Cause, and (2) any of the Company Employees identified on Section 5.11(a) of the Company Disclosure Schedule, whose employment terminates for Good Reason or is terminated by the Surviving Corporation without Cause equal to the greater of (x) three (3) months of such terminated employee’s base salary, or (y) one week’s wages or salary, as applicable, for each year of service of such employee to the Company and Surviving Corporation, subject in each case to the condition that such employee signs a general release of claims on a form satisfactory to Parent;
Provided, however, that (I) any Company Employee who is covered by the Company Executive Agreements shall receive the severance payments as set forth in the Company Executive Agreements in lieu of the severance payments and benefits set forth in this Section 5.11(a)(ii), and (II) any Company Employee who is eligible to receive benefits or payments under any Parent severance plan, program or arrangement (or any successor thereto)(collectively, the “Parent Severance Programs”) that provides for more favorable severance payments and benefits than the benefits set forth in this Section 5.11(a)(ii) shall receive the more favorable severance payments and benefits pursuant to such Parent Severance Programs in the event of such employee’s termination during the periods covered by this Section 5.11(a)(ii).
(b)    For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual or any retiree medical benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company

Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service and, provided further, that no Company Employee shall be entitled based on such prior credited service or otherwise to participate in any frozen or grandfathered plan or benefit formula of Parent or any of its Subsidiaries that would not be offered to employees first hired by Parent or its Subsidiaries after the Effective Time. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c)    Without limiting the generality of Section 5.11(a), and except as otherwise specifically set forth in this Agreement, from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to assume and honor and continue all obligations under the Company Plans and compensation and severance arrangements and agreements, including the Company Executive Agreements, in accordance with their terms as in effect immediately before the Effective Time, including in the case of any Company Executive Agreement any “compensation and benefits,” “excise tax make-whole,” “legal fees and expenses,” and “indemnification” provisions therein; provided that the foregoing shall not limit or restrict Parent from amending or terminating such Company Plans, arrangements or agreements in accordance with their terms. Section 5.11(c) of the Company Disclosure Schedule includes a table setting forth the total estimated compensation (including gross up) and total estimated gross up payable to each Company Employee covered by the Company Executive Agreements. The Parties acknowledge and agree that the calculations of the amounts shown in the table in Section 5.11(c) of the Company Disclosure Schedule, including the assumptions, methodologies and principles used in making such calculations, are as of the date of this Agreement appropriate and correct under, and in accordance with the terms of, the Company Executive Agreements.

(d)    Unless otherwise specifically provided in this Section 5.11, no provision of this Agreement shall constitute a limitation on Parent’s, the Surviving Corporation’s or their respective Subsidiaries’ right to amend, modify or terminate, after the Effective Time, any Company Plan or any employee benefit plan of Parent, Surviving Corporation or their respective Subsidiaries. Nothing contained in this Section 5.11 shall alter the at-will employment relationship of any Company Employee. Nothing contained herein shall create any third party beneficiary rights in any Company Employee, any beneficiary or dependents thereof, or be construed in any way as modifying or amending the provisions of any Company Plan or other employee benefit plan.
Section 5.12    Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions.
Section 5.13    No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.14    Stock Exchange Delisting; Exchange Act Deregistration. Before the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq and SEC to enable the delisting of the Company and the Company Common Stock from the Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as reasonably practicable after the Effective Time.
Section 5.15    Advice of Changes. From and after the date of this Agreement until the Effective Time, each of Parent and the Company will, to the extent not in violation of any applicable Law, promptly notify the other of (a) any circumstance, development, change, event, occurrence or effect of which it has Knowledge that has had or that would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) any material breach of any of its representations, warranties or covenants contained in this Agreement that would reasonably be expected to give rise to a failure of any condition to the obligations of the other Party to effect the Merger set forth in Article VI to be satisfied, provided that (i) no such notification will affect the representations, warranties or covenants of the Parties or the conditions to the obligations of the Parties under this Agreement and (ii) in no event shall the failure to comply with this Section 5.15 give rise to a failure of any condition set forth in Article VI to be satisfied.
Section 5.16    Consents relating to Company’s Existing Indebtedness. The Parties shall reasonably cooperate as provided in Section 5.18 to obtain consents required to consummate the

Transactions under agreements relating to the Company’s existing Indebtedness, if any such consents are so required or are mutually deemed advisable by the Parties.
Section 5.17    Bank Line of Credit Termination. On or prior to the Closing Date, the Company shall repay any outstanding Indebtedness under the Bank Line of Credit and shall terminate the Bank Line of Credit.
Section 5.18    Third Party Consents. Subject to Section 5.4 and without limiting the provisions of, or the Parties’ obligations under, Section 5.4:
(a)    The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with the Transactions and seeking any such actions, consents, approvals or waivers.
(b)    In the event that either party shall fail to obtain any Third Party consent described in the first sentence of this Section 5.18, such party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and/or Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.
(c)    Except as otherwise provided in Section 5.4, in connection with obtaining any approval or consent from any Person with respect to the Transactions (x) without the prior written consent of Parent, none of the Company or any Subsidiary of the Company shall pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, make any material commitment or incur any material liability or other obligation due to such Person and (y) neither Parent nor Merger Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, make any material commitment or incur any material liability or other obligation.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)    Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and the Required Statutory Approvals shall have been obtained at or prior to the Effective Time, be in full force and effect, and shall not be subject to any stay of their effectiveness, and shall be final and non-appealable (the termination or expiration of such waiting periods and extensions thereof, together with the obtaining of the Required Statutory Approvals, the “Regulatory Approvals”).
(c)    No Injunctions. No (i) temporary restraining order, preliminary or permanent injunction or other Order shall have been issued by any court of competent jurisdiction or (ii) Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect, in each case, enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; provided, however, that prior to asserting this condition, each of the Parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other Order and to appeal as promptly as possible any such injunction or other Order that may be entered.
Section 6.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties.
(i)    Each of the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.2(c), clause (b) of Section 3.7, Section 3.3(a), Section 3.14, Section 3.19, and Section 3.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), except where the failure to be true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(ii)    Each of the representations and warranties of the Company set forth in Section 3.2(b), Section 3.2(c), Section 3.14, and Section 3.19 shall be true and correct in all material respects; and
(iii)    The representations and warranties set forth in the first sentence of Section 3.1(a), Section 3.2(a), clause (b) of Section 3.7, and Section 3.20 shall be true and correct in all respects, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time.
(b)    Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.
(c)    Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d)    Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any circumstance, development, change, event, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect.
(e)    Absence of Burdensome Condition. No Law or any Regulatory Approvals shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including any Remedial Actions) that constitute a Burdensome Condition.
Section 6.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Closing is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Effective Time with the same effect as though made on and as of the date of this Agreement and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct has not had or would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date.
(c)    Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 6.3(a) and Section 6.3(b).
Section 6.4    Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by such Party’s breach of this Agreement.
ARTICLE VII
TERMINATION
Section 7.1    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:
(a)    by the mutual written consent of the Company and Parent; or
(b)    by either of the Company or Parent:
(i)    if the Merger shall not have been consummated on or before December 1, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 6.1(b) or Section 6.1(c) or Section 6.2(e)), either the Company or Parent may, prior to 5:00 p.m. Winchester, Kentucky time on the End Date, extend the End Date to a date that is not later than three (3) months after the End Date (the “Initial Extension Period”); provided, further, that if, prior to the 5:00 p.m., Winchester, Kentucky time on the date that is the last day of the Initial Extension Period, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 6.1(c)), the Company may, prior to 5:00 p.m. Winchester, Kentucky time on the last day of the Initial Extension Period, extend the End Date to a date that is not later than three (3) months after the date that is the last day of the Initial Extension Period (and if so extended, such later date shall then, for all purposes under this Agreement, be the “End Date”); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 7.1(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of this Agreement and such breach has primarily caused or resulted in either (A) the failure to satisfy the conditions to its obligations to consummate the Closing set forth in Article VI prior to the End Date or (B) the failure of the Closing to have occurred prior to the End Date;
(ii)    if any Law having the effect set forth in Section 6.1(c) shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or Order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to a breach by such Party of any of its covenants or agreements under this Agreement, including pursuant to Section 5.4;
(iii)    if the Company Shareholder Approval contemplated by this Agreement shall not have been obtained at the Company Shareholders Meeting duly convened (including any adjournments or postponements thereof); or
(c)    by Parent:
(i)    if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it or Merger Sub is then in material breach of this Agreement; or
(ii)    (A) if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; or (B) a Triggering Event Shall have occurred; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 7.1(c)(ii) if the Company Shareholder Approval shall have been obtained; or

(d)    by the Company:
(i)    if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that, Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of this Agreement; or
(ii)    prior to the receipt of the Company Shareholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 5.3, and substantially concurrently with the termination hereunder, the Company shall enter into a binding Company Acquisition Agreement with respect to such Superior Proposal; provided that such termination pursuant to this Section 7.1(d)(ii) shall not be effective unless the Company has paid the Company Termination Fee to Parent or causes the Company Termination Fee to be paid to Parent substantially concurrently with such termination in accordance with Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions).
Section 7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than Section 5.5, Section 5.6(b), Section 7.2 and Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers, other Representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), no Party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of this Agreement prior to such termination that gave rise to the failure of a condition set forth in Article VI or as set forth in the last sentence of this Section 7.2. The Confidentiality Agreement shall survive termination of this Agreement in accordance with Section 5.6(b). Without limiting the meaning of a willful and material breach, the Parties acknowledge and agree that any failure by a Party hereto to consummate the Merger and the other transactions contemplated hereby after the applicable conditions to the Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a willful and material breach of this Agreement.

Section 7.3    Termination Fee.
(a)    In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee substantially concurrently with the termination of this Agreement.
(b)    In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee within two (2) Business Days of such termination.
(c)    In the event that:
(i)    this Agreement is terminated pursuant to Section 7.1(b)(i), Section 7.1(b)(iii) or Section 7.1(c)(i);
(ii)    following the execution and delivery of this Agreement and prior to such termination of this Agreement, a Takeover Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, and not withdrawn at least three (3) Business Days prior to the date of the Company Shareholder Meeting; and
(iii)    within twelve (12) months following such termination of this Agreement, either a Takeover Proposal (whether or not the Takeover Proposal referenced in the preceding clause (ii)) is consummated or the Company enters into a Company Acquisition Agreement providing for a Takeover Proposal,
(for purposes of this Section 7.3(c), the references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%”), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee concurrent with the earlier of (x) consummating such a Takeover Proposal or (y) entering into such a Company Acquisition Agreement.
(d)    For purposes of this Agreement, “Company Termination Fee” shall mean an amount equal to Four Million Three Hundred Forty Thousand Dollars ($4,340,000).
(e)    Parent shall pay to the Company an amount equal to Four Million Three Hundred Forty Thousand Dollars ($4,340,000) (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) due to a material breach by Parent or Merger Sub of its obligations under Section 5.4 (if, and only if, such breach has primarily caused the failure of any Regulatory Approval to be obtained) and, at the time of such termination, all of the conditions set forth in Section 6.1(a), Section 6.1(c) (except any failure of the condition set forth in Section 6.1(c) to be satisfied primarily caused by a material breach by Parent or Merger Sub of its obligations under Section 5.4 that has primarily caused the failure of any Regulatory Approval to be obtained) and Sections 6.2(a), 6.2(b) and 6.2(d) shall have been satisfied. Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) no later than two (2) Business Days after the date of such termination.

(f)    In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the Parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under this Section 7.3 and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions, and, upon payment of the Company Termination Fee pursuant to this Section 7.3, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and other Representatives) shall have no further liability with respect to this Agreement or the Transactions to Parent, Merger Sub or any of their respective Affiliates or Representatives and in no event shall Parent or Merger or any of their respective Affiliates or Representatives seek any (i) equitable relief or equitable remedies of any kind whatsoever or (ii) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect or punitive damages other than damages in an amount not in excess of the Company Termination Fee.
(g)    In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the Parties agree that if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under this Section 7.3 and the Parent Termination Fee is paid, the payment of the Parent Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the Transactions, and, upon payment of the Parent Termination Fee pursuant to this Section 7.3, Parent and Merger Sub (and their Affiliates and their respective directors, officers, employees, shareholders and other Representatives) shall have no further liability with respect to this Agreement or the Transactions to the Company or any of their respective Affiliates or Representatives and in no event shall Company or any of their respective Affiliates or Representatives seek any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect or punitive damages other than damages in an amount not in excess of the Parent Termination Fee.
(h)    The Company acknowledges and hereby agrees that the provisions of this Section 7.3 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner any amounts due pursuant to this Section 7.3, such amounts shall bear interest as set forth in Section 7.3(j). In addition, if in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit. Parent and Merger Sub both acknowledge and hereby agree that the provisions of this Section 7.3 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Company would not have entered into this Agreement. If the Parent shall fail to pay in a timely manner any amounts due pursuant to this Section 7.3, such amounts shall bear interest as set forth in Section 7.3(j). In addition, if in order to obtain such payment, Company makes a claim against the Parent that results in a judgment against the Parent, the Parent shall pay to Company the reasonable costs and expenses of Company (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit.
(i)    Any amount that becomes payable pursuant to Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent or Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.
(j)    All amounts due under this Section 7.3 that are not timely paid in accordance with this Section 7.3 shall bear interest at a fixed rate per annum equal to the “Latest,” “US” “Prime Rate” as published in the “Money Rates” section of the The Wall Street Journal on the Business Day immediately preceding the day the amount was required to be paid. Such interest shall begin to accrue on the date such amounts were required to be paid and continue until (but excluding) the date of actual payment. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.
ARTICLE VIII
MISCELLANEOUS
Section 8.1    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with Section 5.6(b), and (b) terminate as of the Effective Time.
Section 8.2    Fees and Expenses. Except as otherwise provided in Section 5.4, Section 5.8, Section 7.3 and Section 8.14, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the Party incurring or required to incur such fees or expenses.
Section 8.3    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Parties hereto and delivered by duly authorized officers of the respective Parties; provided, however, that (a) following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval and (b) after the Effective Time, this Agreement may not be amended or supplemented in any respect.
Section 8.4    Waiver. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
Section 8.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.
Section 8.6    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic communication, facsimile or otherwise) to the other Parties.
Section 8.7    Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s shareholders and holders of Company Performance Share Awards and Company Restricted Shares to receive the Merger Consideration and payments pursuant to Article II, respectively, (ii) the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent or Merger Sub’s willful and material breach of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of its shareholders (without duplication) shall be determined by reference to the total amount that would have been recoverable by the holders of the Company Common Stock (including, “lost premium” and time value of money) if all such holders brought an action against Parent and Merger Sub and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent and Merger Sub, and (iii) the provisions of Section 5.8, is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder. Each of Parent, Merger Sub, and the Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule, in the case of the representations and warranties of the Company), none of them, or any of their respective Affiliates or Representatives, or any other Person acting on behalf of any of them, makes, and none of them or any of their respective Representatives relies on or has been induced by any other representations, warranties, information (including estimates, projections, forecasts and other forward-looking information, business plans and cost related plan information) or inducements, and each of the Parties to this Agreement, on behalf of itself and its Affiliates and its and their respective

Representatives, hereby disclaims any other representations, warranties or inducements, express or implied, as to the accuracy or completeness of any information, made by, or made available by, itself, any of its Affiliates or any of its or their respective Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing.
Section 8.8    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky, without giving effect to any choice or conflict of laws provision or rule (whether of the Commonwealth of Kentucky or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Commonwealth of Kentucky.
(b)    Each of the Parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court located in the Commonwealth of Kentucky, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in any state or federal court located in the Commonwealth of Kentucky (provided that, in the event subject matter jurisdiction is unavailable in or declined by such court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the Commonwealth of Kentucky), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.
(c)    Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a Party to effect service of process on the other Party by any other legally available method.
Section 8.9    Specific Enforcement. The Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. If any Party hereto brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and ten (10) Business Days following the date on which such Claim is fully and finally resolved.
Section 8.10    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.
Section 8.11    Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given if delivered personally, sent by electronic mail or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses:
If to Parent, to:
PNG Companies, LLC
375 North Shore Drive, Suite 600
Pittsburgh, PA 15239
Attention: Morgan K. O’Brien
President and Chief Executive Officer
E-mail: morgan.obrien@peoples-gas.com

If to Merger Sub:
Drake Merger Sub Inc.
500 Fifth Avenue, 55th Floor
New York, NY 10110
Attention: John McGuire
E-mail: john.mcguire@steelriverpartners.com

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP
7 Times Square

New York, NY 10036
Attention: Richard Shutran
E-mail: rshutran@omm.com

If to the Company, to:

Delta Natural Gas Company, Inc.
Attention: Glenn R. Jennings
Chairman, President and Chief Executive Officer
3617 Lexington Road
Winchester, Kentucky 40391
E-mail: gjennings@deltagas.com

with a copy (which shall not constitute notice) to:

Stoll Keenon Ogden PLLC
Attention: Kenneth R. Sagan
300 West Vine Street, Suite 2100
Lexington, Kentucky 40507
E-mail: ken.sagan@skofirm.com

or such other address or facsimile number as such Party may hereafter specify by like notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 8.12    Attorneys’ Fees. In the event that any Party to this Agreement institutes any legal suit, action, or proceeding against another Party arising out of or relating to this Agreement, the prevailing Party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses and court costs.
Section 8.13    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.14    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Transactions shall be paid by the Company or the Surviving Corporation when due.
Section 8.15    Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:
“2018 Performance Period” shall have the meaning set forth in Section 2.3(a)(iii).
“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement is not required to prohibit the making of a Takeover Proposal.
“Accumulated Dividends” shall mean all dividends declared by the Company with respect to shares of Company Common Stock, and all dividend equivalent payments, in each case, relating to Company Restricted Shares that have been accumulated or retained by the Company until the vesting or settlement of such awards.
“Act” shall have the meaning set forth in the recitals.
“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.
“Antitrust Laws” shall have the meaning set forth in Section 5.4(a).
“Articles of Merger” shall have the meaning set forth in Section 1.3.
“Balance Sheet Date” shall have the meaning set forth in Section 3.6.
“Bank Line of Credit” means the Bank Line of Credit dated October 31, 2002 between Branch Banking and Trust Company and the Company.
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).
“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c).
“Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Action) that, in the aggregate, would have or would be reasonably likely to have, a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole and after giving effect to the Merger.
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in Winchester, Kentucky are authorized or required by Law to be closed.
“Cause” shall have the meaning set forth in a written Company Plan between the Company and such employee, or if none, shall mean the occurrence of one or more of the following, as reasonably determined by Parent or one of its Subsidiaries, as applicable:
(a)    the employee is convicted of, pled guilty or pled nolo contendere to a felony (under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction);
(b)    the employee has engaged in acts of fraud, dishonesty or other acts of willful misconduct in the course of his or her duties;
(c)    the employee willfully fails to perform or uphold his or her duties after reasonable notice of and opportunity to cure such failure if such failure is curable and/or willfully fails to comply with reasonable directives after reasonable notice of and opportunity to cure such failure if such failure is curable; or
(d)    any material breach by the employee of any other contract he or she is a party to with the Company, Parent or any of its Subsidiaries that is not cured within any applicable cure period provided therein.
“Certificate” shall have the meaning set forth in Section 2.1(c).
“Claim” shall have the meaning set forth in Section 5.8(a).
“Clayton Act” shall mean the Clayton Act of 1914.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Code” shall have the meaning set forth in Section 2.2(g).
“Company” shall have the meaning set forth in the first paragraph of this Agreement.
“Company Acquisition Agreement” shall have the meaning set forth in Section 5.3(c).
“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).
“Company Board” shall have the meaning set forth in the recitals.
“Company Board Recommendation” shall have the meaning set forth in Section 3.3(a).

“Company Charter Documents” shall have the meaning set forth in Section 1.5.
“Company Common Stock” shall have the meaning set forth in Section 2.1.
“Company Disclosure Schedule” shall have the meaning set forth in first paragraph of Article III.
“Company Employee” shall have the meaning set forth in Section 5.11(a)(i).
“Company Executive Agreements” means each of the following agreements as each such agreement has been extended from time to time: (a) Officer Agreement dated March 1, 2000 between the Company and John B. Brown, as amended by an Amendment to Officer Agreement dated as of November 17, 2016, (b) Officer Agreement dated March 1, 2000 between the Company and Johnny L. Caudill, as amended by an Amendment to Officer Agreement dated as of November 17, 2016, (c) Officer Agreement dated November 20, 2008 between the Company and Brian S. Ramsey, as amended by an Amendment to Officer Agreement dated as of November 17, 2016, (d) Officer Agreement dated November 19, 2010 between the Company and Matthew D. Wesolosky, as amended by an Amendment to Officer Agreement dated as of November 17, 2016, and (e) Employment Agreement dated March 1, 2000 between the Company and Glenn R. Jennings, as amended by an Amendment to Employment Agreement dated as of November 17, 2016.
“Company Incentive Plan” shall mean the Company’s Incentive Compensation Plan effective January 1, 2010.
“Company Intervening Event” means any material circumstance, development, change, event, occurrence or effect that does not relate to a Takeover Proposal, and that (a) was not known or reasonably foreseeable to or by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (b) becomes known by the Company Board prior to obtaining the Company Shareholder Approval and is materially favorable to the financial condition, businesses or prospects of the Company and its Subsidiaries taken as a whole, other than (i) developments or changes in the industries in which the Company or any of its Subsidiaries operates, (ii) changes in the market price or trading volume of the Company Common Stock, (iii) the timing of any approval of any Governmental Authority required for the consummation of the Transactions, (iv) the fact that, in and of itself, the Company exceeds internal or published projections, or (v) as a result of any development with respect to, or resolution of (whether by settlement, dismissal, order, judgment, injunction or otherwise) of any pending Claim.
“Company Material Adverse Effect” shall mean any fact, circumstance, development, change, event, occurrence or effect that, individually or in the aggregate, (1) has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, or (2) would reasonably be expected to prevent or materially impede, interfere with or delay the consummation by the Company of the Transactions; provided that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) any fact, circumstance, development, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates, including natural gas distribution, exploration, production or transmission industries (including, in each case, any changes in the operations thereof or with respect to system-wide changes or developments in natural gas transmission, exploration, production or distribution systems); (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any change in the price of natural gas or any other raw material, mineral or commodity used or sold by the Company or any of its Subsidiaries or in the cost of hedges relating to such prices, any change in the price of interstate natural gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (v) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) the announcement, pendency of or performance of the Transactions, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (vii) any action taken by the Company or any of its Subsidiaries that is required or expressly permitted by the terms of this Agreement or with the consent or at the direction of Parent or Merger Sub; (viii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such change shall be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the underlying facts or occurrences giving rise to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) through (a)(xii) of this proviso); (x) any circumstance, development, change, event, occurrence or effect that results from any shutdown or suspension of operations at any third party facilities from which the Company or any of its Subsidiaries obtains natural gas; and (xi) any pending, initiated or threatened Transaction Litigation, in each of clauses (i) through (v), to the extent that such circumstance, development, change, event, occurrence or effect does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).
“Company Material Contract” shall have the meaning set forth in Section 3.16(a)(x).
“Company Pension Plan” shall have the meaning set forth in Section 3.11(d).
“Company Performance Share Awards” shall mean all performance share awards payable in shares of Company Common Stock subject to performance-based vesting or delivery requirements, whether granted under a Company Plan or otherwise.

“Company Permits” shall have the meaning set forth in Section 3.9(b).
“Company Plans” shall mean (a) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability and (b) each other material employee benefit plan, program or arrangement, including without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, fringe benefit plan, vacation benefit plan, or consulting agreement or other benefit plan providing for any direct or indirect compensation that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability.
“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Company Restricted Shares” shall mean all shares of Company Common Stock subject to vesting restrictions and/or forfeiture back to the Company, whether granted under a Company Plan or otherwise.
“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).
“Company Shareholder Approval” shall have the meaning set forth in Section 3.20.
“Company Shareholders Meeting” shall have the meaning set forth in Section 5.2(b).
“Company Termination Fee” shall have the meaning set forth in Section 7.3(d).
“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(a).
“Continuation Period” shall have the meaning set forth in Section 5.11(a)(i).
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.
“Dissenting Shareholder” shall have the meaning set forth in Section 2.1(d).
“Dissenting Shareholder Shares” shall have the meaning set forth in Section 2.1(d).
“DOJ” shall mean the United States Department of Justice.
“DRIP” shall have the meaning set forth in Section 2.4.
“Effective Time” shall have the meaning set forth in Section 1.3.
“Encumbrances” shall mean any mortgage, Lien, charge, security interest, claim, deed of trust, lease, license, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, preemptive right, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature.
“End Date” shall have the meaning set forth in Section 7.1(b)(i).
“Environmental Laws” means all Laws relating to public or workplace safety or health (with respect to exposure to Hazardous Materials), pollution or protection of the environment or natural resources, including without limitation, laws relating to decommissioning requirements or the exposure to, or Releases or threatened Releases of, Hazardous Materials, substances or wastes, as the foregoing are enacted or in effect on or prior to Closing.
“Equity Securities” shall have the meaning set forth in Section 3.2(b).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each corporation or trade or business that would be treated as a single employer with the Company pursuant to Section 4001(b)(1) of ERISA or Section 414 of the Code.
“Exchange Act” shall have the meaning set forth in Section 3.4.
“Facilitating Breach” shall mean a material breach by the Company of the first sentence of Section 5.3(a) or clauses (i), (ii) or (iii) of the third sentence of Section 5.3(a).
“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.
“Final Exercise Date” shall have the meaning set forth in Section 2.4.
“FTC” shall mean the United States Federal Trade Commission.
“GAAP” shall mean accounting principles generally accepted in the United States of America.
“Good Reason” shall mean (a) a material reduction in the employee’s base compensation below the amount as of the Effective Time, or (b) a change of more than thirty five (35) miles in the geographic location at which the employee must perform services.
“Governmental Authority” shall mean any federal, tribal, state or local, domestic, foreign, sovereign or multinational government, court of competent jurisdiction, regulatory or administrative agency, commission, authority, department or other governmental instrumentality.
“Hazardous Materials” means any materials or substances or wastes as to which liability or standards of conduct may be imposed under any Environmental Law.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money (other than intercompany indebtedness), including accrued but unpaid interest thereon, whether under any loan agreement, credit agreement, promissory note, bond, debenture, line of credit or other evidence of indebtedness or otherwise, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, including, in each case, accrued but unpaid interest thereon, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all leases capitalized in accordance with GAAP (or the applicable accounting methodology) of such Person and all obligations under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions, (e) all obligations of such Person for the deferred purchase price of property or services (excluding accounts payable arising in the ordinary course of business), (f) all indebtedness created or arising under any condition sale or other title retention agreement with respect to property acquired by such Person, (g) unfunded liabilities under employee benefit plans and (h) all guarantees or other assumptions of liability for any of the foregoing.
“Indemnitee(s)” shall have the meaning set forth in Section 5.8(a).
“Insurance Policies” shall have the meaning set forth in Section 3.22
“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all intellectual property and proprietary rights, and applications with respect thereto, including (a) patents and patent applications, (b) registered trademarks, trade names, service marks, logos, corporate names, internet domain names, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (c) registered and material unregistered copyrights, including copyrights in computer software, mask works and databases and (d) trade secrets, data, technical information, processes, and other proprietary know-how.
“Initial Extension Period” shall have the meaning set forth in Section 7.1(b)(i).
“IRS” means the U.S. Internal Revenue Service.
“Knowledge” shall mean the actual knowledge of Glenn R. Jennings, who is the Company’s Chairman, President and Chief Executive Officer, and John B. Brown, who is the Company’s Chief Operating Officer, Treasurer and Secretary.
“KRS” means the Kentucky Revised Statutes, as in effect on the date of this Agreement and as amended, modified or supplemented from time to time, unless otherwise specifically stated.
“KYSOS” shall have the meaning set forth in Section 1.3.
“Laws” shall have the meaning set forth in Section 3.9(a).
“Liens” shall mean, with respect to any property or asset, any pledges, liens, charges, Encumbrances, adverse claim of any kind in such property or asset, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way, encroachment or other encumbrance on, or defect in, title to real property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Merger” shall have the meaning set forth in the recitals.
“Merger Consideration” shall have the meaning set forth in Section 2.1(c).
“Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.
“Nasdaq” means the Nasdaq Stock Market.
“New Plans” shall have the meaning set forth in Section 5.11(b).
“Notice of Recommendation Change” shall have the meaning set forth in Section 5.3(d).
“Old Plans” shall have the meaning set forth in Section 5.11(b).
“Order” means, with respect to any Person, any order, writ, injunction, judgment, decree, decision, determination, subpoena, verdict, award, settlement agreement, ruling or similar action enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.
“Parent” shall have the meaning set forth in the first paragraph of this Agreement.
“Parent Board” shall mean the board of directors of Parent.
“Parent Disclosure Schedule” shall have the meaning set forth in Article IV.
“Parent Material Adverse Effect” shall mean any change, development, event, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation by Parent or Merger Sub of the Transactions.
“Parent Severance Program” shall have the meaning set forth in Section 5.11(a)(ii).
“Parent Termination Fee” shall have the meaning set forth in Section 7.3(e).
“Parties” shall have the meaning set forth in the first paragraph of this Agreement.
“Party” shall have the meaning set forth in the first paragraph of this Agreement.
“Paying Agent” shall have the meaning set forth in Section 2.2(a).
“PBGC” shall have the meaning set forth in Section 3.11(e).

“Permitted Encumbrances” shall mean (a) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the business of the Company or its Subsidiaries, as applicable and (b) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that either (i) are disclosed in the public records, or (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property; and (iii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise adversely impair the Company’s present or contemplated business operations at such location.
“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business or incurred in the ordinary course of business not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (c) Liens reflected in the Company SEC Documents, (d) Permitted Encumbrances, (e) Liens permitted under or pursuant to any Contracts relating to Indebtedness and (f) such other Liens that would not have a Company Material Adverse Effect.
“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.
“Prior Confidentiality Agreement” shall have the meaning set forth in Section 5.3(b).
“Proxy Statement” shall have the meaning set forth in Section 3.4.
“PSC” means the Public Service Commission of Kentucky.
“Regulatory Approvals” shall have the meaning specified in Section 6.1(b).
“Regulatory Filings” shall have the meaning set forth in Section 3.5(d).
“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the soil, surface water or groundwater.
“Remedial Action” shall have the meaning set forth in Section 5.4(d).

“Representatives” means, with respect to any Person, the professional (including financial) advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers, employees, agents and representatives of such Person and its Subsidiaries.
“Required Statutory Approvals” shall have the meaning set forth in Section 3.4.
“Restraint” shall have the meaning set forth in Section 7.1(b)(ii).
“Rights of Way” shall have the meaning set forth in Section 3.15(b).
“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” shall have the meaning set forth in Section 3.1(b).
“Sherman Act” means the Sherman Antitrust Act of 1890.
“Subsidiary” when used with respect to any Party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity and 50% or more of the ordinary voting power (or, in the case of a limited partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party or by such Party and one or more Subsidiaries of such Party.
“Superior Proposal” shall have the meaning set forth in Section 5.3(h).
“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Systems” shall mean the oil, natural gas, liquefied natural gas, NGL and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, distribution systems, compressors, natural gas vehicle stations and other related operations, assets, machinery and equipment that are owned or used by Company or any of its Subsidiaries.
“Takeover Proposal” shall have the meaning set forth in Section 5.3(g).
“Takeover Statute” shall have the meaning set forth in Section 3.14.
“Tax Returns” shall have the meaning set forth in Section 3.10(j).
“Taxes” shall have the meaning set forth in Section 3.10(j).
“Transaction Litigation” shall have the meaning set forth in Section 5.9.
“Transactions” means, collectively, this Agreement and the transactions contemplated hereby, including the Merger.

“Triggering Event” means (a) the Company Board or any committee thereof shall have for any reason approved, or recommended that shareholders of the Company approve, any Takeover Proposal (whether or not a Superior Proposal); or (b) after the date of this Agreement, the Company shall have entered into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) accepting any Takeover Proposal (whether or not a Superior Proposal).
“WARN Act” shall have the meaning set forth in Section 3.17(d).
Section 8.16    Interpretation.
(a)    Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.
(b)    Dollars. Unless otherwise specifically indicated, any reference herein to $    means U.S. dollars.
(c)    Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
(d)    Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(e)    Include. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”
(f)    Hereof; Defined Terms. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.
(g)    Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.
(h)    Persons. References to a Person are also to its successors and permitted assigns.
(i)    Exhibits and Disclosure Schedules. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof. The Company may include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any capitalized term used in any Exhibit or any Company Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term herein.
(j)    Construction. Each of the Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(k)    Consultation with Outside Legal Counsel. References to consulting with outside legal counsel or “after consultation with outside legal counsel” in this Agreement are not intended to be, and such references shall not be, waivers of any attorney-client or other privileges.

[Remainder of page intentionally left blank; signature page follows.]

S I G N A T U R E S:
IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement effective as of the date set forth in the first paragraph of this Agreement.

COMPANY:

DELTA NATURAL GAS COMPANY, INC.

By: /s/Glenn R. Jennings
Glenn R. Jennings
Chairman, President and Chief Executive Officer

PARENT:

PNG COMPANIES LLC

By: /s/Morgan K. O’Brien

Name: Morgan O’Brien

Title: President and Chief Executive Officer

MERGER SUB:

DRAKE MERGER SUB INC.

By: /s/Morgan K. O’Brien

Name: Morgan O’Brien

Title: Vice President

[Signature Page to Merger Agreement]
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